UniCredit

Consolidated Quarterly Report as at 31 MARCH 2004

UniCredit

Consolidated Quarterly Report as at 31 MARCH 2004

UniCredito Italiano
Italian Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135
Member of the Interbank Deposit Protection Fund
Capital stock: € 3,158,168,076 fully paid in

BOARD OF DIRECTORS, BOARD OF AUDITORS

	Board of Directors
Carlo Salvatori *	Chairman
Eugenio Caponi * (with vicarious duties)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Guidalberto di Canossa	
Francesco Giacomin **	
Piero Gnudi	
Mario Greco **	
Achille Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Company Secretary
	Board of Auditors
Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

(*) Member of the Chairman's Committee and of the Executive Committee
(**) Executive Committee Member

GENERAL MANAGEMENT

	General Management
Alessandro Profumo	Managing Director/CEO
Pietro Modiano (with vicarious duties)	Deputy CEOs
Paolo Fiorentino	
Andrea Moneta	
Roberto Nicastro	
	Managers in charge of the main operating divisions and head office departments
Roberto Nicastro	Retail Division
Pietro Modiano	Corporate & Investment Banking Division
Andrea Moneta	Private Banking & Asset Management Division
Paolo Fiorentino	New Europe Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Pier Luigi Celli	Corporate Identity
Fausto Galmarini	Credits
Elisabetta Magistretti	Administration
Ranieri de Marchis	Planning and Finance
Antonio Andrea Monari	Organisation and Human Resources
Franco Leccacorvi	Accounts
Matteo Montagna	Industrial Relations, Safety at Work



CONTENTS



CHART OF THE GROUP

Chart of the Group as at 31 March 2004

Group Companies included in consolidation **(fully consolidated)** and other companies consolidated by the **net equity** method

SCOPE OF CONSOLIDATION

The Group chart as at 31 March 2004 shows the companies included in the scope of consolidation broken down by applicable Divisions and method of consolidation (line-by-line and net equity methods).

The Group's scope of consolidation did not change significantly since the end of the previous period. On the other hand, the most significant changes compared to 31 March 2003 involved the inclusion of:

- Zivnostenska Banka, which has been fully consolidated since June 2003. This bank was acquired during the first quarter of 2003 and temporarily consolidated using the equity method in March 2003;
- ING Sviluppo Finanziaria S.p.A., the acquisition of which was finalised on 1 December 2003.

Compared to the first quarter of 2003, 21.714% of the capital stock of Banca dell'Umbria and 26.1% of the capital stock of Cassa di Risparmio di Carpi were acquired from the respective shareholder foundations.

Finally, as at 31 December 2003 UniCredit Banca per la Casa finalised its acquisition of the medium-term loan and mortgage division of Abbey National Bank Italia (ANBI) consisting of loan volume of about €4,500 million.

To allow for the most meaningful comparisons of the changes in the balance sheet and profit and loss figures, previous periods were restated to take into account the inclusion of Zivnostenska Banka and ING by combining their respective accounts and assigning shareholders' equity and net profit for the period to minorities.

In addition, the transfer of certain companies in the Group resulted in a restatement of divisional figures.

UniCredit

RETAIL DIVISION

CORPORATE & INVESTMENT BANKING DIVISION

PRIVATE BANKING & ASSET MANAGEMENT DIVISION

NEW EUROPE DIVISION

OTHER COMPANIES

Group Companies included in consolidation **(fully consolidated)**

UniCredit

RETAIL

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

UNICREDIT CLARIMA BANCA S.p.A.
(formerly CLARIMA BANCA S.p.A.)
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

Financial and other companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

CORPORATE & INVESTMENT BANKING

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

TRADINGLAB BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

PRIVATE BANKING & ASSET MANAGEMENT

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

KI7 (7) LIMITED
Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd
Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

Other companies consolidated by the **net equity** method

RETAIL

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

E2E INFOTECH Ltd.
Main office: London ◆

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

TLX S.p.A.
Main office: Milan

TRADINGLAB INC.
Main office: New York ◆

UNICREDIT ASSICURA S.r.l.
Main office: Milan

VIVACITY S.p.A.
Main office: Rome

CORPORATE & INVESTMENT BANKING

Financial and other companies

UNICREDIT BROKER S.p.A.
Main office: Milan

I-FABER S.p.A.
Main office: Milan

IKB CORPORATELAB S.A.
Main office: Luxembourg ◆

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

PRIVATE BANKING & ASSET MANAGEMENT

Financial and other companies

OT FINANCIAL SERVICES NOMINEES LTD
Main office: London ◆

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT CONSULTING S.r.l.
Main office: Milan

LEGEND

- ◆ Registered outside Italy
- ✓ Consolidated using the proportional method

ɪNEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆

ɪNEER FONDS MARKETING GMBH
Main office: Monaco di Baviera ◆

ɪNEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆

ɪNEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

ɪNEER GLOBAL INVESTMENTS
(Australia) (PTY) Ltd
Main office: Melbourne ◆

ɪNEER GLOBAL INVESTMENTS (Hk) Ltd
Main office: Hong Kong ◆

ɪNEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

ɪNEER INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

ɪNEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

ɪNEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

ɪNEER PEKAO TFI S.A.
Main office: Warsaw ◆

...EL INVESTMENT MANAGEMENT S.G.R.p.A.
(formerly ING INVESTMENT MANAGEMENT
S.G.R.p.A.)
Main office: Milan

. ASSET MANAGEMENT A.S.
Main office: Prague

... TRUST INVESTICNI SPOLECNOST A.S.
Main office: Prague

...oneer USA Group ◆

...ONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

...ONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT
SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Dogana Repubblica
di San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A.
Main office: Turin

SVILUPPO FINANZIARIA S.p.A.
(formerly ING SVILUPPO FINANZIARIA S.p.A.)
Main office: Milan

SVILUPPO FIDUCIARIA SIM S.p.A.
(formerly ING SVILUPPO FIDUCIARIA
SIM S.p.A.)
Main office: Milan

SVILUPPO INVESTIMENTI SIM S.p.A.
(formerly ING SVILUPPO INVESTIMENTI
SIM S.p.A.)
Main office: Milan

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.
Main office: Bologna

Pekao Group ◆

BANK PEKAO S.A.
Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd
Main office: Luck

CDM PEKAO S.A.
Main office: Warsaw

DRUKBANK Sp.zo.o.
Main office: Zamosc

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A.
Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb

POMINVEST D.D.
Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNIVERSAL BANKA D.D.
Main office: Sarajevo

VARAZDINSKA BANKA D.D.
Main office: Varazdin

ZAGREBACKA BANKA BH D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb

ZB INVEST D.O.O.
Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S.
Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD
Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING
HIZMETLERI A.S. - Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL
KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL DEGERLER A.S.
Main office: Istanbul ✓

Other banks ◆

BULBANK A.D. - Main office:Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A.
Main office: Bucharest

ZIVNOSTENSKA BANKA A.S.
Main office: Prague

Financial companies◆

DEMIR SECURITIES ROMANIA S.A.
Main office: Bucharest

UNILEASING AUTO EOOD - Main office: Sofia

UNILEASING OOD
(ora UNICREDIT LEASING
BULGARIA EOOD) - Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
(formerly DEMIR ROMLEASE S.A.)
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

Banks

UNICREDITO ITALIANO BANK
(IRELAND)
Plc - Main office: Dublin ◆

Financial and other companies

CARIVERONA IRELAND Plc
Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

FIDA SIM S.p.A. - Main office: Turin

UNICREDIT DELAWARE Inc.
Main office: Dover ◆

UNICREDITO ITALIANO - CAPITAL
TRUST I - Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL
TRUST II - Main office: Newark ◆

UNICREDITO ITALIANO
FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO
FUNDING LLC II
Main office: Dover ◆

Ancillary companies

CORDUSIO IMMOBILIARE S.p.A.
Main office: Milan

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A.
Main office: Milan

UNICREDIT PRODUZIONI
ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI
INFORMATIVI S.p.A.
Main office: Milan

NEW EUROPE

Pekao Group ◆

ANICA SYSTEM S.A.
Main office: Lublin

BDK CONSULTING Ltd
Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

CENTRUM KART S.A.
Main office: Warsaw

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO
"MEBLOMOR" S.A.
Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

JUPITER NFI S.A.
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

MASTERS S.A.
Main office: Legnica

PEKAO ACCESS Sp.zo.o
Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

POLONIT Sp.zo.o
Main office: Lodz

TOMTEX S.A.
Main office: Tomaszów Mazowiecki

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZAGREB DIONICKO DRUSTVO
ZA OSIGURANJE
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA
UPRAVLJANJE DOBROVOLJNIM
MIROVINSKIM FONDOM
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE OBVEZNIM
MIROVINSKIM FONDOM
Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O.
Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO
I TURIZAM D.D.
Main office: Umag

LIPA D.D.
Main office: Novi Marof

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O.
Main office: Zagreb

ZANE BH D.O.O.
Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Financial and other companies ◆

AGROCONS CENTRUM A.S.
Main office: Bratislava

KOÇ ASSET MANAGEMENT S.A.
Main office: Geneva

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

OTHER COMPANIES

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

FIDIA S.G.R. S.p.A.
Main office: Milan

LISEURO S.p.A.
Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

XAA AGENZIA ASSICURATIVA S.p.A.
(formerly ING AGENZIA
ASSICURATIVA S.p.A.)
Main office: Milan

EMPLOYEE BENEFITS S.p.A.
(formerly ING EMPLOYEE
BENEFITS S.p.A.)
Main office: Milan

ON INVESTMENT SERVICES S.r.l.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A.
Main office: Verona

UNICREDIT ENERGIA S.c.r.l.
(in liquidazione)
Main office: Milan

UNI IT S.r.l.
Main office: Trento

BRANCH NETWORKS IN ITALY AND ABROAD

IN ITALY


1 UNICREDIT SUISSE (LUGANO)
23
481
66
1 BMG MONTECARLO
92
206
24
82
6
41
19
56
90
168
334
670
517
BAC (SAN MARINO) 7
94
88
26
109

REGION	UNICREDIT BANCA	UNICREDIT BANCA D'IMPRESA	UNICREDIT PRIVATE BANKING	OTHER	TOTAL ITALIAN BRANCHES
Veneto	598	44	27	1	670
Emilia-Romagna	433	24	27	33	517
Piedmont	424	28	27	2	481
Lombardy	265	33	24	12	334
Latium	174	9	14	9	206
Friuli-Venezia Giulia	154	9	5	-	168
Apulia	98	5	5	1	109
Marche	82	7	3	2	94
Tuscany	68	13	6	5	92
Trentino-Alto Adige	81	6	3	-	90
Umbria	9	2	-	77	88
Campania	71	6	4	1	82
Liguria	56	5	4	1	66
Sicily	48	4	3	1	56
Sardinia	38	2	1	-	41
Abruzzo	21	4	1	-	26
Molise	23	1	-	-	24
Val d'Aosta	21	1	1	-	23
Calabria	16	3	-	-	19
Basilicata	4	2	-	-	6
Total	**2,684**	**208**	**155**	**145**	**3,192**

NEW EUROPE



POLAND 793
CZECH REP. 30
SLOVAKIA 69
TURKEY 148*
BULGARIA 92
ROMANIA 29
BOSNIA HERZEGOVINA 65
CROATIA 128
193

	BRANCHES
Pekao Group (Poland)	793
Zagrebacka Group	193
of wich: - Croatia	*128*
- Bosnia Herzegovina	*65*
Koç Finansal Hizmetler Group (Turkey) (*)	148
Bulbank (Bulgaria)	92
UniBanka (Slovakia)	69
Zivnostenska Banka (Czech Republic)	30
UniCredit Romania (Romania)	29
Total	**1,354**

* THE FIGURE GIVEN CORRESPONDS TO OUR CONSOLIDATED HOLDING OF 50% OF CAPITAL.

Branches and Representative Offices outside Italy

BRANCHES

Representative offices


Chicago
NEW YORK
GRAND CAYMAN
Saõ Paulo
Buenos Aires



Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE
Moscow
Budapest
Koper
Francoforte
LUXEMBOURG
Brussels
PARIS
LONDON



KEY FIGURES AND ACCOUNTS

(€ million)

PROFIT AND LOSS

	Q1 2004	Q1 2003 Historical	Q1 2003 Restated	% CHANGE FROM Q1 '03 Historical	2003 Restated
Total revenues	2,488	2,656	2,674	- 7.0%	10,448
of which: - net interest income	*1,208*	*1,264*	*1,269*	*- 4.8%*	*5,037*
- net commission	*798*	*787*	*781*	*+ 2.2%*	*3,307*
Operating expenses	1,418	1,399	1,418	-	5,742
Operating profit	1,070	1,257	1,256	- 14.8%	4,706
Profit before extraordinary items and income tax	798	972	971	- 17.8%	3,201
Net profit for the period	504	555	553	- 8.9%	2,085
Group portion of net profit	**466**	**515**	**515**	**- 9.5%**	**1,961**

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 31 MARCH 2004	AMOUNTS AS AT 31 MARCH 2003 Historical	AMOUNTS AS AT 31 MARCH 2003 Restated	% CHANGE FROM 31 MARCH '03 Historical	AMOUNTS AS AT 31.12.2003
Total assets	245,046	217,346	218,984	+ 11.9%	238,256
Loans to customers	127,326	112,070	112,806	+ 12.9%	126,709
of which: non-performing loans	*2,493*	*2,145*	*2,156*	*+ 15.6%*	*2,373*
Securities	36,760	32,469	32,717	+ 12.4%	29,527
Equity investments	3,507	3,235	3,171	+ 10.6%	3,505
Assets administered for customers	384,819	336,907	341,016	+ 12.8%	372,188
- Due to customers and securities in issue	137,902	121,581	122,808	+ 12.3%	135,274
- Indirect deposits	246,917	215,326	218,208	+ 13.2%	236,914
- indirect deposits under administration	*127,129*	*114,572*	*114,712*	*+ 10.8%*	*122,787*
- indirect deposits under management	*119,788*	*100,754*	*103,496*	*+ 15.7%*	*114,127*
Subordinated debt	6,200	7,073	7,104	- 12.7%	6,190
Shareholders' Equity	**13,539**	**12,741**	**12,741**	**+ 6.3%**	**13,013**

STAFF AND BRANCHES

	FIGURES AS AT 31 MARCH 2004	2003 Historical	2003 Restated	% CHANGE FROM 31 MARCH '03 Restated	FIGURES AS AT 31.12.2003
Number of employees	69,148	67,922	69,036	+ 112	69,062
Number of financial consultants [1]	2,481	1,730	2,477	+ 4	2,424
Number of branches	4,491	4,507	4,548	- 57	4,563

KEY FINANCIAL RATIOS AND OTHER INFORMATION

	FIGURES AS AT 31 MARCH 2004	2003 Historical	2003 Restated	% CHANGE FROM 31 MARCH '03 Restated	FIGURES AS AT 31.12.2003
Profitability ratios (%)					
ROE [2]	15.5	18.3	18.3	- 2.80	17.7
ROE (excluding amortisation of goodwill)	17.9	20.7	20.7	- 2.80	20.1
Operating profit/Total assets	1.75	2.31	2.29	- 0.54	1.98
Cost/income ratio	57.0	52.7	53.0	+ 4.00	55.0
Risk ratios (%)					
Net non-performing loans/Loans to customers	1.96	1.91	1.91	+ 0.05	1.87
Net bad and doubtful debts/Loans to customers	3.88	3.77	3.79	+ 0.09	3.72
					(€ '000)
Productivity [3]					
Total revenues per employee	144	156	155	- 11	151
Total assets per employee	3,544	3,200	3,172	+ 372	3,450
Average payroll cost per employee	49	48	47	+ 2	48

Note: [1] As a departure from the past, this figure includes financial consultants in the New Europe Division.
[2] The shareholders' equity used for the ratio was that at the end of the period (excluding net profit for the period, but including profit from the previous period earmarked for reserves).
[3] Ratio based on number of employees at end of period.

(€ million)

PROFIT AND LOSS

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	TOTAL GROUP CONSOLIDATED
Net interest income							
Q1 2004	562	382	26	259	-24	3	1,208
Q1 2003 restated	*637*	*368*	*23*	*260*	*-16*	*-3*	*1,269*
Net non-interest income							
Q1 2004	457	379	258	151	46	-11	1,280
Q1 2003 restated	*492*	*541*	*224*	*127*	*24*	*-3*	*1,405*
TOTAL REVENUES							
Q1 2004	1,019	761	284	410	22	-8	2,488
Q1 2003 restated	*1,129*	*909*	*247*	*387*	*8*	*-6*	*2,674*
Operating expenses							
Q1 2004	-723	-244	-184	-220	-67	20	-1,418
Q1 2003 restated	*-711*	*-250*	*-165*	*-220*	*-88*	*16*	*-1,418*
OPERATING PROFIT							
Q1 2004	296	517	100	190	-45	12	1,070
Q1 2003 restated	*418*	*659*	*82*	*167*	*-80*	*10*	*1,256*
Provisions and net writedowns							
Q1 2004	-62	-107	-2	-33	3	-71	-272
Q1 2003 restated	*-53*	*-71*	*-3*	*-39*	*-53*	*-66*	*-285*
Extraordinary items							
Q1 2004	-9	1	0	2	13	-5	2
Q1 2003 restated	*-5*	*4*	*6*	*15*	*3*	*-3*	*20*
Income tax for the period							
Q1 2004	-98	-165	-30	-41	14	24	-296
Q1 2003 restated	*-159*	*-243*	*-22*	*-42*	*29*	*-1*	*-438*
NET PROFIT FOR THE PERIOD							
Q1 2004	127	246	68	118	-15	-40	504
Q1 2003 restated	*201*	*349*	*63*	*101*	*-101*	*-60*	*553*
- Minorities							
Q1 2004	-	-1	-1	-36	-	-	-38
Q1 2003 restated	*-3*	*-2*	*1*	*-34*	*-*	*-*	*-38*
- NET PROFIT							
Q1 2004	127	245	67	82	-15	-40	466
Q1 2003 restated	*198*	*347*	*64*	*67*	*-101*	*-60*	*515*

Note: The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro-rata (excluding however adjustments for positive consolidation differences, to which any goodwill amortisation made by the subsidiary directly was added). Any amortisation of goodwill applied directly by the companies were also reclassified among other writedowns. For the Parent Company and other companies, other net income, which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating expenses.

(€ million)

BALANCE SHEET

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	TOTAL GROUP CONSOLIDATED
Loans to customers							
as at 31 March 2004	50,126	61,924	1,125	12,076	14,115	-12,040	127,326
as at 31 Marzo 2003 restated	*41,588*	*55,378*	*1,001*	*12,281*	*11,996*	*-9,438*	*112,806*
Direct deposits (customers and securities)							
as at 31 March 2004	64,136	23,620	5,810	20,610	45,260	-21,534	137,902
as at 31 Marzo 2003 restated	*57,973*	*19,884*	*6,213*	*20,932*	*26,978*	*-9,172*	*122,808*

STAFF AND BRANCHES

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	TOTAL GROUP CONSOLIDATED
Number of employees							
as at 31 March 2004	25,727	6,356	3,637	27,820	5,608		69,148
as at 31 Marzo 2003 restated	*25,384*	*6,148*	*3,399*	*28,723*	*5,382*		*69,036*
Number of bank branches							
as at 31 March 2004	2,828	211	164	1,280	8		4,491
as at 31 Marzo 2003 restated	*2,896*	*213*	*162*	*1,269*	*8*		*4,548*

PROFITABILITY RATIOS

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING & ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	ELISIONS AND OTHER ADJUSTMENTS	TOTAL GROUP CONSOLIDATED
Cost/income ratio (%)							
Q1 2004	71.0	32.1	64.8	53.7	..	..	57.0
Q1 2003 restated	*63.0*	*27.5*	*66.8*	*56.8*	..	..	*53.0*

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 31.03.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS AS AT 31.03.2003 Restated	% CHANGE FROM 31.03.2003 Restated
Assets						
Cash and deposits with central banks and post offices	1,492	1,952	- 460	- 23.6%	1,175	+ 27.0%
Due from:						
- customers	127,326	126,709	+ 617	+ 0.5%	112,806	+ 12.9%
- banks	30,486	32,783	- 2,297	- 7.0%	29,395	+ 3.7%
Trading securities	26,202	18,256	+ 7,946	+ 43.5%	18,847	+ 39.0%
Fixed assets:						
- investment securities	10,558	11,271	- 713	- 6.3%	13,870	- 23.9%
- equity investments	3,507	3,505	+ 2	+ 0.1%	3,171	+ 10.6%
- intangible and tangible fixed assets	4,331	4,406	- 75	- 1.7%	4,759	- 9.0%
- positive consolidation differences and net equity differences	1,200	1,232	- 32	- 2.6%	1,084	+ 10.7%
Other asset items	39,944	38,142	+ 1,802	+ 4.7%	33,877	+ 17.9%
Total assets	**245,046**	**238,256**	**+ 6,790**	**+ 2.8%**	**218,984**	**+ 11.9%**
Liabilities and shareholders' equity						
Deposits:						
- Due to customers	96,869	97,976	- 1,107	- 1.1%	90,267	+ 7.3%
- Securities in issue	41,033	37,298	+ 3,735	+ 10.0%	32,541	+ 26.1%
- Due to banks	44,581	44,252	+ 329	+ 0.7%	38,956	+ 14.4%
Specific reserves	5,154	4,830	+ 324	+ 6.7%	5,076	+ 1.5%
Other liabilities	36,542	33,591	+ 2,951	+ 8.8%	30,934	+ 18.1%
Reserve fund for possible loan losses	71	69	+ 2	+ 2.9%	105	- 32.4%
Subordinated debt	6,200	6,190	+ 10	+ 0.2%	7,104	- 12.7%
Negative consolidation differences and net equity differences	62	64	- 2	- 3.1%	63	- 1.6%
Minorities	995	973	+ 22	+ 2.3%	1,197	- 16.9%
Shareholders' equity:						
- Capital, reserves and fund for general banking risks	13,073	11,052	+ 2,021	+ 18.3%	12,226	+ 6.9%
- Net Profit for the period	466	1,961	- 1,495	- 76.2%	515	- 9.5%
Total liabilities and shareholders' equity	**245,046**	**238,256**	**+ 6,790**	**+ 2.8%**	**218,984**	**+ 11.9%**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation.

(€ million)

PROFIT AND LOSS ACCOUNT

	Q1		CHANGE FROM Q1 2003		
	2004	2003 Restated	P&L	%	2003 Restated
Net interest	1,204	1,266	- 62	- 4.9%	4,796
Dividends and other income from equity investments	4	3	+ 1	+ 33.3%	241
Net interest income	**1,208**	**1,269**	**- 61**	**- 4.8%**	**5,037**
Net commission	798	781	+ 17	+ 2.2%	3,307
Trading profit (loss)	292	436	- 144	- 33.0%	1,287
Other net operating income	190	188	+ 2	+ 1.1%	817
Net non-interest income	**1,280**	**1,405**	**- 125**	**- 8.9%**	**5,411**
TOTAL REVENUES	**2,488**	**2,674**	**- 186**	**- 7.0%**	**10,448**
Payroll costs	-841	-813	- 28	+ 3.4%	-3,296
Other administrative expenses	-471	-495	+ 24	- 4.8%	-1,956
Writedowns of intangible and tangible fixed assets	-106	-110	+ 4	- 3.6%	-490
Operating expenses	**-1,418**	**-1,418**	**-**	**-**	**-5,742**
OPERATING PROFIT	**1,070**	**1,256**	**- 186**	**- 14.8%**	**4,706**
Amortisation of goodwill	-71	-66	- 5	+ 7.6%	-264
Provisions for risks and charges	-10	-41	+ 31	- 75.6%	-230
Net writedowns of loans and provisions for guarantees and commitments	-192	-163	- 29	+ 17.8%	-957
Provisions for possible loan losses	-	-	-	-	-44
Net writedowns of financial investments	1	-15	+ 16	n.s.	-10
Total writedowns and provisions	**-272**	**-285**	**- 13**	**- 4.6%**	**-1,505**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**798**	**971**	**- 173**	**- 17.8%**	**3,201**
Extraordinary income (charge) – net	2	20	- 18	- 90.0%	215
Change in fund for general banking risks	-	-	-	-	4
Income tax for the period	-296	-438	+ 142	- 32.4%	-1,335
NET PROFIT FOR THE PERIOD	**504**	**553**	**- 49**	**- 8.9%**	**2,085**
Minorities	-38	-38	-	-	-124
GROUP PORTION OF NET PROFIT	**466**	**515**	**- 49**	**- 9.5%**	**1,961**

Note: Restated profit and loss accounts take into account the most significant changes in the scope of consolidation, and, in order to standardise results with 2004 figures, the elimination of the tax credit on dividends (a balancing entry to taxes and duties) and the reclassification of certain commissions and other income.

(€ million)

BALANCE SHEET

	AMOUNTS AS AT 31.03.2004	AMOUNTS AS AT 2003 31.12	30.09 Restated	30.06 Restated	31.03 Restated
Assets					
Cash and deposits with central banks and post offices	1,492	1,952	1,400	1,275	1,175
Due from:					
- customers	127,326	126,709	117,760	116,522	112,806
- banks	30,486	32,783	28,901	28,465	29,395
Trading securities	26,202	18,256	22,738	22,684	18,847
Fixed assets:					
- investment securities	10,558	11,271	11,526	12,719	13,870
- equity investments	3,507	3,505	3,415	3,259	3,171
- intangible and tangible fixed assets	4,331	4,406	4,506	4,644	4,759
- positive consolidation differences and net equity differences	1,200	1,232	1,156	1,180	1,084
Other asset items	39,944	38,142	36,932	38,096	33,877
Total assets	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**
Liabilities and shareholders' equity					
Deposits:					
- Due to customers	96,869	97,976	93,373	93,980	90,267
- Securities in issue	41,033	37,298	31,394	33,292	32,541
- Due to banks	44,581	44,252	42,826	39,785	38,956
Specific reserves	5,154	4,830	4,402	4,043	5,076
Other liabilities	36,542	33,591	35,846	37,364	30,934
Reserve fund for possible loan losses	71	69	100	105	105
Subordinated debt	6,200	6,190	6,517	6,782	7,104
Negative consolidation differences and net equity differences	62	64	63	62	63
Minorities	995	973	1,056	1,072	1,197
Shareholders' equity:					
- Capital, reserves and fund for general banking risks	13,073	11,052	11,176	11,227	12,226
- Net Profit for the period	466	1,961	1,581	1,132	515
Total liabilities and shareholders' equity	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**

(€ million)

PROFIT AND LOSS ACCOUNT

	2004	2003 Restated			
	Q1	Q4	Q3	Q2	Q1
Net interest	1,204	1,151	1,174	1,205	1,266
Dividends and other income from equity investments	4	77	23	138	3
Net interest income	**1,208**	**1,228**	**1,197**	**1,343**	**1,269**
Net commission	798	857	830	839	781
Trading profit (loss)	292	239	263	349	436
Other net operating income	190	219	219	191	188
Net non-interest income	**1,280**	**1,315**	**1,312**	**1,379**	**1,405**
TOTAL REVENUES	**2,488**	**2,543**	**2,509**	**2,722**	**2,674**
Payroll costs	-841	-837	-811	-835	-813
Other administrative expenses	-471	-530	-454	-477	-495
Writedowns of intangible and tangible fixed assets	-106	-150	-114	-116	-110
Operating expenses	**-1,418**	**-1,517**	**-1,379**	**-1,428**	**-1,418**
OPERATING PROFIT	**1,070**	**1,026**	**1,130**	**1,294**	**1,256**
Amortisation of goodwill	-71	-60	-68	-70	-66
Provisions for risks and charges	-10	-73	-23	-93	-41
Net writedowns of loans and provisions for guarantees and commitments	-192	-396	-198	-200	-163
Provisions for possible loan losses	-	-44	-	-	-
Net writedowns of financial investments	1	-6	-2	13	-15
Total writedowns and provisions	**-272**	**-579**	**-291**	**-350**	**-285**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**798**	**447**	**839**	**944**	**971**
Extraordinary income (charge) - net	2	160	-14	49	20
Change in fund for general banking risks	-	+ 4	-	-	-
Income tax for the period	-296	-209	-344	-344	-438
NET PROFIT FOR THE PERIOD	**504**	**402**	**481**	**649**	**553**
Minorities	-38	-22	-32	-32	-38
GROUP PORTION OF NET PROFIT	**466**	**380**	**449**	**617**	**515**

Note: Quarterly Profit and Loss Accounts, are calculated as being the difference between the progressive totals. They are therefore affected by the exchange rates prevailing on each date and especially by fluctuations in the zloty rate (in which Pekao Group accounts are denominated) and fluctuations in the US dollar given our investment in the Pioneer Group USA.
Restated profit and loss accounts take into account the most significant changes in the scope of consolidation, and, in order to standardise results with 2004 figures, the elimination of the tax credit on dividends (a balancing entry to taxes and duties) and the reclassification of certain commissions and other income.

EXPLANATORY NOTES AND DIRECTORS' COMMENTS

NET PROFIT

In an environment that continues to be difficult for the growth of business and profitability in the banking industry, the Group's profit and loss performance for the first quarter of 2004 showed an improvement over the second half of last year, but was down from the same period of the previous year, due primarily to the effect of rate reductions on interest income and slower sales of derivatives to companies resulting in a decrease in trading profits following four years of exceptional growth. Nevertheless, the Group's portion of net profit for the first three months was €466 million, down by 9.5% from the €515 million for the first quarter of 2003, but up by 12.5% from the average for the last two quarters of last year due in part to lower tax charges as a result of new tax regulations.

Due in part to higher capitalisation, ROE dropped to 15.5% on an annualised basis compared to 18.3% for the first quarter of 2003 and 17.7% for the entire period. Net of amortisation of goodwill, ROE was nearly 18% (17.9% compared to 20.1% for all of 2003).

OPERATING PROFIT

For the first quarter, the Group's operations were affected by the continuing weak economic cycle in the euro area, and particularly in Italy. Stock markets, which were up slightly for the quarter, and interest rates, down slightly from the end of 2003, confirmed the performance of the previous period, while the dollar strengthened somewhat against the euro. Over the last twelve months, stock market prices recovered sharply (about 25-30%). On the other hand, there was a significant reduction in interest rates on the interbank market (average 1-month Euribor, for example, dropped about 70 basis points between the first quarter of 2003 and 2004). During the same period, the dollar depreciated by nearly 11% against the euro, while the zloty, the currency in which the accounts of the Pekao Group are denominated, remained largely stable during the quarter (down by 0.7%), but depreciated over the twelve-month period (down by 6.6%).

During this period, due in part to the factors noted above, the Group's total revenues declined by 7% from the first quarter of 2003 (down by 6.3% net of exchange rate effects) as a result of the 4.8% reduction in net interest income and the 8.9% decline in non-interest income (the latter, however, remained at 51.4% of total revenues).

(€ million)

	Q1 2004	2003 Restated Q4	2003 Restated AVERAGE OF 4 QUARTERS	2003 Restated Q1	% CHG. FROM Q1 '03	% CHG. FROM Q1 '03 const. exch. rates
Net interest income	1,208	1,228	1,259	1,269	- 4.8%	- 4.1%
Net non-interest income	1,280	1,315	1,353	1,405	- 8.9%	- 8.2%
Total revenues	**2,488**	**2,543**	**2,612**	**2,674**	**- 7.0%**	**- 6.3%**
Operating expenses	-1,418	-1,517	-1,436	-1,418	n.s.	+ 0.9%
Operating profit	**1,070**	**1,026**	**1,177**	**1,256**	**- 14.8%**	**- 14.3%**
Cost/income ratio %	**57.0**	**59.7**	**55.0**	**53.0**		

Due in part to the rationalisation procedures accompanying the Group's corporate reorganisation in Italy (described in detail in the 2003 accounts), operating expenses remained at the level of the corresponding period of the previous year rising to 57% of revenues compared to 53% for the first quarter of 2003, and 59.7% for the fourth quarter. As a result of these movements, the Group's operating profit was down by 14.8% from the first quarter of 2003 (down by 14.3% net of exchange rate effects) to €1,070 million, although it was up from the previous quarter.

Operating Profit by Division

Turning to divisional performance (see the corresponding section for additional comments), it can be seen that the Group's operating profit was the result of: the impact of rate reductions on net interest income reported by the Retail Division; the decline in trading profits that had an impact on Corporate and Investment Banking, which was only partially offset by performance in the asset management area that benefited the Private Banking and Asset Management Division; and the increased profits achieved in New Europe (up by 18.8% at constant exchange rates), and at the Parent Company and other companies.

(€ million)

DIVISIONS	Q1 2004	2003 Restated Q4	2003 Restated AVERAGE OF 4 QUARTERS	2003 Restated Q1	% CHG. FROM Q1 '03	% CHG. FROM Q1 '03 const. exch. rates
Retail	296	313	367	418	- 29.2%	- 29.2%
Corporate & Investment Banking	517	486	561	659	- 21.5%	- 21.5%
Private Banking and Asset Management Division	100	104	98	82	+ 22.0%	+ 22.0%
New Europe	190	163	179	167	+ 13.8%	+ 18.8%
Parent company and other companies	-45	-18	-32	-80	n.s.	n.s.
Elisions and other adjustments	12	-22	4	10	n.s.	n.s.
Consolidated operating profit	**1,070**	**1,026**	**1,177**	**1,256**	**- 14.8%**	**- 14.3%**

NET INTEREST INCOME

Net interest income for the first quarter was €1,208 million (of which, €4 million was for dividends and other income from equity investments) and was down by 4.8% from the corresponding period in 2003 (down by 4.1% net of exchange rate effects). This decrease was a result of interest rate reductions that led to a tightening of spreads and the return on invested free capital, and was only partially offset by the increase in volume transacted.

(€ million)

	Q1 2004	2003 Restated Q4	2003 Restated AVERAGE OF 4 QUARTERS	2003 Restated Q1	% CHG. FROM Q1 '03	% CHG. FROM Q1 '03 const. exch. rates
Net interest	1,204	1,151	1,199	1,266	- 4.9%	- 4.2%
Dividends and other income from equity investments	4	77	60	3	+ 33.3%	+ 33.3%
Net interest income	**1,208**	**1,228**	**1,259**	**1,269**	**- 4.8%**	**- 4.1%**

The quarterly performance of net interest, which was down in 2003 in line with interest rates, exhibited a reversal of trend during the first quarter of 2004 with an increase of 4.6% over the first quarter of 2003 (up by 3.4% at constant exchange rates) resulting from an increase in loans. The reduction in 2003 was largely due to the Retail Division and fluctuating performance of the other Divisions, but all Divisions contributed to the reversal of trend for the first quarter of 2004.

NET NON-INTEREST INCOME

Net non-interest income was €1,280 million, down by 8.9% from the first quarter of 2003 (down by 8.2% at constant exchange rates) due to the sharp decline in trading profits (down by 33%) which was only partially offset by the positive performance of other components.

(€ million)

	Q1 2004	2003 Restated Q4	2003 Restated AVERAGE OF 4 QUARTERS	2003 Restated Q1	% CHG. FROM Q1 '03	% CHG. FROM Q1 '03 const. exch. rates
Net commission	798	857	827	781	+ 2.2%	+ 3.0%
Trading profits	292	239	322	436	- 33.0%	- 32.7%
Other net operating income	190	219	204	188	+ 1.1%	+ 2.2%
Net non-interest income	**1,280**	**1,315**	**1,353**	**1,405**	**- 8.9%**	**- 8.2%**

As in previous periods of sharp growth, trading profit performance was the result of corporate customers' risk management strategies. There was a decline in the number, amount and spread of these transactions that was almost natural, following the expansionary period that took trading profits at the end of the first quarter of 2003 to nearly two and a half times the level for the corresponding period in 2000. In addition, the comparison with the first quarter of 2003 reflects the positive effects of the launch of divisionalisation. In the Corporate Division this resulted in an extraordinary volume of operations as a result of synergies from uniting, within the same Division, UniCredit Banca d'Impresa, which identifies customers' needs for hedging financial risks, and UBM, which is capable of satisfying these needs. However, trading profits remained high, €292 million for the first quarter. This was higher than the previous quarter (€239 million) and the average for the last three quarters (€284 million).

Compared to the first quarter of 2003, net commissions were up by 2.2% at historical exchange rates, and by 3% net of exchange rate effects. This increase resulted from commissions on asset management and administration services, which, at historical exchange rates, rose by 4.6% over the same period of the previous year, benefiting in part from more favourable stock market performance, while commissions in other operating areas (the most prominent of which are loans and payment and collection services) declined by 1.7% overall.

Commissions on asset management and administration services included commissions on mutual funds which rose by about 16% due to increased fund inflows and asset growth and the higher percentage of equity funds, which have higher management fees. Commissions were also higher on segregated accounts and on trading and other activities in the securities area (acceptance of trading instructions, custodial and other administrative services). After several years of growth and a particularly impressive result for the first quarter of 2003, commissions for the placement of insurance products were down by 33.6%.

OPERATING EXPENSES

Operating expenses of €1,418 million remained unchanged from the first quarter of 2003, with a slight increase at constant exchange rates due to the reduction in other administrative expenses and in writedowns of intangible and tangible fixed assets that offset the increase in payroll costs.

(€ million)

	Q1 2004	2003 Restated Q4	AVERAGE OF 4 QUARTERS	Q1	% CHG. FROM Q1 '03	const. exch. rates
Payroll costs	-841	-837	-824	-813	+ 3.4%	+ 4.2%
Other administrative expenses	-471	-530	-489	-495	- 4.8%	- 3.9%
Writedowns of intangible and tangible fixed assets	-106	-150	-123	-110	- 3.6%	- 2.8%
Operating expenses	**-1,418**	**-1,517**	**-1,436**	**-1,418**	**n.s.**	**+ 0.9%**

Compared with the first quarter of 2003, payroll costs rose by 3.4% or €28 million. The breakdown is as follows:

- A 1.1% increase (including a 0.25% decrease due to exchange rate effects) in the Private Banking Division as a result of the expansion of the sales force in both the Private Banking and Asset Management Divisions;
- A 0.2% increase (including a 0.5% decrease due to exchange rate effects) in the Group's banks in Eastern Europe;
- A 0.8% increase for the expansion of the sales force at Clarima Banca and UniCredit Banca per la Casa which, with the acquisition of Abbey National Bank Italia, became the largest mortgage bank;
- A 1.3% increase for remaining domestic areas (including the Parent Company, Italian banks, ancillary companies, product companies and other finance companies) due to: carry-overs of the effects from applying (after March 2003) the net pay schedules required by the national collective bargaining agreement of 11 July 1999; the expansion of the sales force and front office and planning staff; and the defence of certain sales and specialist positions.

Other administrative expenses, which declined overall by 4.8% at historical exchange rates, compared to the first quarter of 2003 (down by 3.9% at constant exchange rates), reflected savings primarily in advertising and property maintenance.

NET PROFIT

Provisions and adjustments totalled €272 million for the quarter compared to €285 million for the first quarter of 2003. Profit before extraordinary items and taxes for the quarter was €798 million representing a 17.8% decrease from the corresponding period of the previous year.
Noteworthy items were as follows:

- Amortisation of goodwill and positive consolidation differences of €71 million compared to €66 million for the first quarter of 2003, of which about €28 million was for the Pioneer Group and about €17 million for Pekao. The increase was largely due to writedowns of new acquisitions totalling €8 million (in particular Zivnostenska, ING, Abbey National Bank Italy and the stake in Banca dell'Umbria and Cassa di Carpi acquired in 2003), which were partially offset by a positive exchange rate effect of about €3 million on the amortisation of Pioneer's goodwill.
- Provisions for risks and charges were €10 million compared to €41 million for the first quarter of 2003. This figure includes provisions for voidable preference proceedings, pending legal actions and other risks;

- Writedowns of loans and provisions for guarantees and commitments, net of write-backs, of €192 million compared to €163 million for the first quarter of 2003. The increase (€29 million or 17.8%) was largely due to higher writedowns in the Corporate Division tied to the deterioration in the economic cycle;
- Write-backs of financial investments, net of writedowns, of €1 million, compared to net writedowns of €15 million (the latter included a writedown of €18 million for Commerzbank) for the first quarter of 2003;

Extraordinary income accounted for only €2 million compared to €20 million for the first quarter of 2003.

Income taxes of €296 million were down by 32.4% from the first quarter of 2003 as a result of the effects of the tax consolidation scheme, which, starting this period, allows companies to recuperate taxes from taxable losses. Thus, taxes as a percentage of earnings before taxes dropped to 37% from 39% in the latest accounts.

Net profit for the first quarter was €504 million compared to €553 million for the corresponding period of 2003 (down by 8.9%). After minorities of €38 million (as in the first quarter of 2003), the Group's portion of net profit was €466 million compared to €515 million for the corresponding period of the previous year (down by 9.5%).

Net profit by Division

Below is the contribution of individual Divisions to net profit reflecting the performance of operating profit. For further details, see the appropriate chapter on each Division. The contribution of the Parent Company and other companies improved by €86 million compared to the €35 million improvement reported for operating profit, due primarily to the absence of charges for net writedowns of loans and financial investments, which instead posted write-backs of €3 million compared to net writedowns of €38 million for the first quarter of 2003.

(€ million)

DIVISIONS	Q1 2004	2003 Restated Q4	2003 Restated AVERAGE OF 4 QUARTERS	2003 Restated Q1	CHANGE FROM Q1 '03 AMOUNT	CHANGE FROM Q1 '03 %
Retail	127	82	146	198	-71	- 35.9%
Corporate & Investment Banking	245	107	244	347	-102	- 29.4%
Private Banking and Asset Management Division	67	45	62	64	+3	+ 4.7%
New Europe	82	64	77	67	+15	+ 22.4%
Parent company and other companies	-15	153	29	-101	+86	n.s.
Elisions and other adjustments	-40	-71	-68	-60	+20	n.s.
Consolidated net profit	**466**	**380**	**490**	**515**	**-49**	**- 9.5%**

LOANS TO CUSTOMERS

During the first quarter of 2004, loan growth in the private sector at the industry level was slower due to the short-term component, which was more closely tied to the economic cycle. At the end of March, loans for units operating in Italy (reported at face value and excluding non-performing loans and repos) were just below year-end levels (down by 0.6% for the quarter), but were up by 4.9% on an annual basis from 6% in December 2003. This performance was exclusively due to demand for medium and long-term loans (up by 13.7% on an annual basis in March 2004 compared to a 13% increase from the beginning of the year), while short-term loans registered a further decline (down by 5.2% in March from the 1.7% reduction in December 2003). In particular, an analysis of loan performance by customer segment shows that medium and long-term loans to businesses have been growing at the same rate as that of loans to households for over a year. In March, the demand of businesses for loans rose by 11.7% compared to the same period of the previous year, and household demand was up by 12.3% (up by 12.2% and 11.6% respectively over December 2002).

On the other hand, the Group's loans to customers were just above the corresponding figure at the end of 2003 (up by 0.5%), which already incorporated the mortgages from the acquisition of the Italian branches of Abbey National Bank Plc (about €4.5 billion). The increase over March 2003 (up by 12.9%) benefited from this acquisition. Moreover, even on an equivalent basis, the Group achieved stronger growth than the industry (up by 9.7%) despite the effect of the prudent credit policy implemented in Poland in addition to the exchange rate fluctuations noted above. Net of repo transactions, which were down by over 40% over the twelve-month period, loans rose by 10.4% on an equivalent basis over March 2003 levels (the increase was 13.6%, including the effect of the ANBI's mortgages).

(€ million)

	AMOUNTS AT 31.03.2004	AMOUNTS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS AT 31.03.2003 Restated	% CHANGE FROM 31.03.2003 Restated
Loans (excluding Repos)	126,473	125,969	+ 504	+ 0.4%	111,366	+ 13.6%
Repo transactions	853	740	+ 113	+ 15.3%	1,440	- 40.8%
Total loans to customers	**127,326**	**126,709**	**+ 617**	**+ 0.5%**	**112,806**	**+ 12.9%**

The increase in this aggregate was due to an increase in mortgages (up by 3.3% for the quarter and up by 15.7% over March 2003 including mortgages of ANBI), which benefited from the property market's performance and low interest rates, and was primarily the result of an increase in finance lease contracts (up by 13.4% for the quarter and up by 31.5% over March 2003). Current accounts and other loans posted a total decline of nearly 3% from the beginning of the year, but were still 4.4% higher than in March 2003.

The performance described was positively reflected in the Retail Division's performance (up by 2.7% for the quarter and by 11.8% for the twelve-month period net of ANBI), while the Corporate Division posted a decline of 2.4% for the quarter, and an increase of 11.8% over March 2003.

(€ million)

DIVISIONS	AMOUNTS AT 31.03.2004	AMOUNTS AT 31.12.2003 Restated	AMOUNTS AT 31.03.2003 Restated	% CHANGE FROM 31.12.2003 Restated	% CHANGE FROM 31.03.2003 Restated
Retail	50,126	48,810	41,588	+ 2.7%	+ 20.5%
Corporate & Investment Banking	61,924	63,442	55,378	- 2.4%	+ 11.8%
Private Banking & Asset Management	1,125	1,058	1,001	+ 6.3%	+ 12.4%
New Europe	12,076	11,848	12,281	+ 1.9%	- 1.7%
Parent company and other companies	14,115	13,437	11,996	+ 5.0%	+ 17.7%
Elisions and adjustments	-12,040	-11,886	-9,438	+ 1.3%	+ 27.6%
Total loans to customers	**127,326**	**126,709**	**112,806**	**+ 0.5%**	**+ 12.9%**

The New Europe Division's loans rose by 1.9% for the quarter, and are no longer negatively affected by exchange rates. However, the decline from March 2003 (down by 1.7%) still reflects this effect in addition to the prudent credit policy implemented by the Pekao Group. In fact, at constant exchange rates, the Division reported growth of 1.2% for the twelve months, or 14.4% excluding Pekao. Finally, the increase for the Parent Company and other companies was primarily due to loans made to other Group companies, and in particular to support the growth of Locat, and thus, was offset by elisions.

Market share for units operating in Italy rose further from 10.74% at the beginning of the year to 10.79% at the end of March due to a better performance than that of the industry in the short-term segment. However, the increase in market share in the short, medium and long-term components over the twelve-month period was about 1.10 percentage points (market share was 9.67% at the end of March 2003). The acquisition of ANBI, with a share of 0.33%, contributed to this increase.

BAD AND DOUBTFUL DEBTS

The impact of the prolonged economic downturn was reflected by a rise in non-performing loans, which grew at a fast pace at the industry level in 2003 and the first part of this year. In February (last available data), gross non-performing loans rose by 10.2% on an annual basis to 4.81% of loans (including non-performing loans) compared to 4.56% for the previous year. However, the Group's ratio of non-performing loans to loans, calculated using equivalent data, dropped from 3.19% to 3.16% from March 2003 to March 2004.

Results at the national level were the result of significantly different performance among the various regions with the highest growth rates in regions where the Group has a significant presence such as Piedmont, Triveneto, Emilia Romagna and the Marche. Faced with this negative scenario in the domestic market, the Group has benefited from the improvement reported by banks in New Europe.

Overall, gross bad and doubtful debts rose by about €300 million, or 3.4%, during the quarter, about half of which was due to transfers from performing loans, which are now being restructured; meanwhile, writedowns of bad and doubtful debts increased by €80 million (up by 1.9%). In addition to these, there were general writedowns of performing loans, which posted a further prudent increase for the quarter (up by €36 million) reaching a level of €1,227 million, or 0.99% of corresponding gross loans.

Thus, at book value, bad and doubtful debts were up by 4.8% from the beginning of the year, due primarily to loans being restructured, and to a lesser extent, to non-performing loans; at the same time, doubtful loans and loans to countries at risk were down.

(€ million)

	AMOUNTS AT		CHANGE FROM 31.12.2003	
ASSET QUALITY	**31.03.2004**	**31.12.2003**	**AMOUNT**	**%**
Non-performing loans	2,493	2,373	+ 120	+ 5.1%
Doubtful loans	2,137	2,157	- 20	- 0.9%
Loans subject to restructuring	157	13	+ 144	n.s.
Restructured loans	136	136	-	-
Loans to countries at risk	17	34	- 17	- 50.0%
Total bad and doubtful debts - customers	**4,940**	**4,713**	**+ 227**	**+ 4.8%**
Performing loans	122,386	121,996	+ 390	+ 0.3%
Total loans to customers	**127,326**	**126,709**	**+ 617**	**+ 0.5%**

As can be seen in the table below, the ratio of total bad and doubtful debts to total loans to customers, taking into account the stability of the latter, rose from 6.74% at the beginning of the year to 6.94% at the end of the quarter at face value, and from 3.72% to 3.88% at book value, with a slight reduction in the coverage ratio from 47.1% to 46.4%. This decline was primarily due to the referenced increase in loans being restructured and an inter-divisional composition effect within individual loan categories (in fact, the percentage of New Europe declined due to higher coverage ratios).

More specifically, if only bad and doubtful debts are considered, the percentage of non-performing loans to total loans was 4.60% at face values and 1.96% at book values (4.45% and 1.87% respectively in December) with a coverage ratio of 59.2% (59.7% at the end of the previous year). Doubtful loans, which were down in absolute terms, dropped to 2.02% of loans at face value (2.07% at the end of the previous year) and to 1.68% of book values (from 1.70%) with a coverage ratio of 20.4% (21.2% in December 2003).

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY TYPE)	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL BAD AND DOUBTFUL DEBTS
Situation as at 31.03.2004					
Face value	6,107	2,685	398	25	9,215
as a percentage of total loans	*4.60%*	*2.02%*	*0.30%*	*0.02%*	*6.94%*
Writedowns	3,614	548	105	8	4,275
as a percentage of face value	*59.2%*	*20.4%*	*26.4%*	*32.0%*	*46.4%*
Book Value	2,493	2,137	293	17	4,940
as a percentage of total loans	*1.96%*	*1.68%*	*0.23%*	*0.01%*	*3.88%*
Situation as at 31.12.2003					
Face value	5,883	2,737	244	44	8,908
as a percentage of total loans	*4.45%*	*2.07%*	*0.18%*	*0.03%*	*6.74%*
Writedowns	3,510	580	95	10	4,195
as a percentage of face value	*59.7%*	*21.2%*	*38.9%*	*22.7%*	*47.1%*
Book Value	2,373	2,157	149	34	4,713
as a percentage of total loans	*1.87%*	*1.70%*	*0.12%*	*0.03%*	*3.72%*

Finally, below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures at the end of 2003.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY DIVISION)	RETAIL	CORPORATE & INVESTMENT BANKING	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	COMBINED TOTAL	CONSOLIDATED TOTAL
Situation as at 31.03.2004						
Face value	3,321	2,895	2,827	177	9,220	9,215
as a percentage of total loans	*6.43%*	*4.54%*	*20.02%*	*1.15%*	*6.36%*	*6.94%*
Writedowns	1,244	1,088	1,865	78	4,275	4,275
as a percentage of face value	*37.5%*	*37.6%*	*66.0%*	*44.1%*	*46.4%*	*46.4%*
Book Value	2,077	1,807	962	99	4,945	4,940
as a percentage of total loans	*4.14%*	*2.92%*	*7.97%*	*0.65%*	*3.55%*	*3.88%*
Situation as at 31.12.2003						
Face value	3,213	2,673	2,844	183	8,913	8,908
as a percentage of total loans	*6.39%*	*4.10%*	*20.55%*	*1.26%*	*6.19%*	*6.74%*
Writedowns	1,216	1,079	1,822	78	4,195	4,195
as a percentage of face value	*37.8%*	*40.4%*	*64.1%*	*42.6%*	*47.1%*	*47.1%*
Book Value	1,997	1,594	1,022	105	4,718	4,713
as a percentage of total loans	*4.09%*	*2.51%*	*8.62%*	*0.73%*	*3.40%*	*3.72%*

For the Retail Division, total gross bad and doubtful debts were up by €108 million for the quarter (primarily non-performing loans), to 6.43% of corresponding loans (compared to 6.39% in December 2003), with a coverage ratio of 37.5%, which was essentially in line with the figure at the beginning of the year. Thus, net figures were up by €80 million, of which €52 million was for non-performing loans, to 4.14% of loans (4.09% in December of 2003). The increase in the Corporate Division was more pronounced, at just over €200 million for the quarter, due to transactions being restructured that also affected the coverage ratio (37.6% compared to 40.4% at the beginning of the year). Of the other types of doubtful loans, non-performing loans rose (by €91 million on a gross basis and by €67 million on a net basis), while doubtful loans remained at year-end levels. Finally, bad and doubtful debts as a percentage of total loans were up by about 40 basis points due in part to the reduction of the denominator. However, there was a reduction in other Divisions in absolute terms and as a percentage of total loans. Of particular significance was the further large reduction in bad and doubtful debts as a percentage of total loans in New Europe during the quarter (from 8.62% to 7.97% of book values) with an increase in the coverage ratio (from 64.1% to 66%).

ASSETS UNDER ADMINISTRATION

Based on estimates of the Italian Banking Association, at the industry level, direct deposits (deposits including CDs and bonds) during the quarter grew at a faster rate, and especially demand deposits. In fact, deposits were up by 6.5% on an annual basis at the end of March from 4.9% in December 2003, with more pronounced growth for current account balances. At the same time, bonds were up by 7.4% in March compared to 8.6% in December.

With regard to indirect deposits, there was growth in the mutual fund market due primarily to good performance. Overall funds at the end of March were up by 1.5% over December 2003. Of this total change, the performance effect accounted for 1.8%. However, there was a net outflow of €1.5 billion for the quarter (an inflow of €25.3 billion for all of 2003) since the outflows from bond and liquidity funds were not offset by inflows in stock and flexible funds. This net outflow was reflected in the related reconfiguration of overall assets invested in mutual funds. Between December and March, the percentage of equity funds rose (from 22.2% to 22.7%), as did flexible funds (from 3.3% to 3.8%), while bond funds declined from 46.4% to 46% of total funds and liquidity funds dropped from 21% to 20.4%. The percentage of balanced funds remained largely unchanged (from 7.2% to 7.1%).

As a result, total assets administered for Group customers rose by 3.4%, to €385 billion, from the beginning of the year, due to increased direct deposits in securities, and by 12.8% from March 2003.

During the quarter, there was a shift within this aggregate towards indirect deposits, which accounted for 64.2% of the total. This percentage was in line with the figure for the previous year, and up from 63.7% in December 2003.

(€ million)

	AMOUNTS AT 31.03.2004	AMOUNTS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS AT 31.03.2003 Restated	% CHANGE FROM 31.03.2003 Restated
Direct deposits	**137,902**	**135,274**	**+ 2,628**	**+ 1.9%**	**122,808**	**+ 12.3%**
Total amounts due to customers (net of Repos)	84,634	81,786	+ 2,848	+ 3.5%	77,453	+ 9.3%
Repo transactions	12,235	16,190	- 3,955	- 24.4%	12,814	- 4.5%
Securities in issue	41,033	37,298	+ 3,735	+ 10.0%	32,541	+ 26.1%
Indirect deposits (1)	**246,917**	**236,914**	**+ 10,003**	**+ 4.2%**	**218,208**	**+ 13.2%**
Indirect deposits under administration	127,129	122,787	+ 4,342	+ 3.5%	114,712	+ 10.8%
Indirect deposits under management	119,788	114,127	+ 5,661	+ 5.0%	103,496	+ 15.7%
Assets administered for customers	**384,819**	**372,188**	**+ 12,631**	**+ 3.4%**	**341,016**	**+ 12.8%**

Note: (1) Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

DIRECT DEPOSITS

Direct deposits were €137.9 billion, a 1.9% increase for the quarter, despite the sharp decline in repo transactions (down by 24.4%), which was, however, offset by growth in securities in issue, and unfavourable seasonality affecting account deposits. Thus, the increase on an annual basis was 12.3% despite the negative exchange rate effect and the reduction in repo transactions, but with a positive contribution from the recovery in bond funding and account deposits.

Securities in issue rose by 10% for the quarter and by 26.1% over the end of March 2003. Approximately €2 billion of the increase for the quarter was primarily due to bond issues placed by the Parent Company to provide balanced financing for the Group's development plans in the area of medium and long-term loans. Thus, bonds rose by 20.6% during the quarter to about €13 billion, which was still 4.5% lower than the March 2003 level. The increase over the twelve-month period was due to the sharp rise in certificates of deposit, which rose by 47.1% over March 2003 levels to €26.6 billion at the end of the quarter due to the issuance of CDs by foreign branches, especially during the latter part of the previous period, in light of an integrated liquidity management approach.

Finally, total customer deposits net of repos rose by 3.5% for the quarter despite unfavourable seasonality, and by 9.3% on an annual basis. Changes in this item, including largely current account and savings deposits, can be broken down by Division as follows:

(€ million)

CUSTOMER DEPOSITS NET OF REPOS	AMOUNTS AT 31.03.2004	31.12.2003 Restated	31.03.2003 Restated	% CHANGE FROM 31.12.2003	31.03.2003
Retail	40,788	40,458	39,039	+ 0.8%	+ 4.5%
Corporate & Investment Banking	10,903	10,859	9,229	+ 0.4%	+ 18.1%
Private Banking & Asset Management	4,170	4,089	3,978	+ 2.0%	+ 4.8%
New Europe	20,286	20,123	20,423	+ 0.8%	- 0.7%
Parent company and other companies	9,683	7,586	5,852	+ 27.6%	+ 65.5%
Elisions and adjustments	-1,196	-1,329	-1,068	- 10.0%	+ 12.0%
Total customer deposits (net of Repos)	**84,634**	**81,786**	**77,453**	**+ 3.5%**	**+ 9.3%**

The positive performance for the quarter reported by all Divisions was bolstered by deposits of the Parent Company made through foreign branches and the Treasury unit. Annual performance reflected balanced growth in the Retail Division (up by 4.5%) and Private Banking Division (up by 4.8%). The stability of deposits in the New Europe Division (down by 0.7%) was negatively affected by exchange rate fluctuations (up by 2.3% at constant exchange rates) and the growing shift of funds towards asset management products. Finally, the Corporate Division and Parent Company, which generally experience greater volatility, reported particularly high growth levels (18% and 65% respectively).

The market share of direct deposits from resident customers for the Group's units operating in Italy, which was calculated based on Italian Banking Association estimates, was up by about 20 basis points for the quarter due to the increase in bonds. Within this aggregate, the market share for account deposits (current and savings accounts) remained at the level of the beginning of the year.

INDIRECT DEPOSITS

The performance of indirect customer deposits further reinforced the growth trend as a result of new inflows of deposits and the positive performance of stock markets, and the end of the negative effect from the dollar's fluctuations starting in the last quarter. The market value of indirect rose to €246.9 billion, which was €10 billion higher than at the end of December (up by 4.2%), and 13.2% higher than at the end of March 2003. Within this area, there was growth in both the administered (up by 3.5% for the quarter and by 10.8% on an annual basis) and managed components (up by 5% since the beginning of the year and by 15.7% over the twelve-month period).

The market value of indirect deposits under administration rose by about €4.3 million in absolute terms at the consolidated level for the quarter to €127.1 billion at the end of March reflecting positive performance in all Divisions. Growth of deposits under administration in the Private Banking and Asset Management Division was particularly impressive in both absolute and percentage terms. During the quarter these deposits rose by about €1.5 billion (up by 6.4%) due to the placement of non-Group mutual funds. The increase in the New Europe Division was also significant at nearly 13%, but more modest in absolute terms (about €900 million). Finally, the Retail and Corporate Divisions were up by about one billion each.

Note: [1] Indirect deposits under administration include securities on deposit in customer portfolios, excluding portfolios of the Group's mutual funds, net of securities issued by Group companies (which are already included in direct deposits) and shares of Group funds (included in indirect deposits under management).

TOTAL ASSETS UNDER MANAGEMENT

At the end of March 2004, customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) totalled €123 billion, a new record, representing an increase of 4.8% for the quarter and 16.8% over the twelve months.

Net inflows at Pioneer Investments, where nearly all of the UniCredito Group's asset management activities are concentrated, were over €1,350 million.

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)	AMOUNTS AT 31.03.2004	AMOUNTS AT 31.12.2003	CHANGE FROM 31.12.2003 AMOUNT	CHANGE FROM 31.12.2003 %	AMOUNTS 31.03.2003 Restated	% CHANGE FROM 31.03.2003 Restated
Italy	**88,594**	**86,145**	**+2,449**	**+ 2.8%**	**81,717**	**+ 8.4%**
Mutual funds placed directly [1]	43,768	43,118	+650	+ 1.5%	39,826	+ 9.9%
Customer segregated accounts [2]	23,374	22,749	+625	+ 2.7%	25,467	- 8.2%
- Segregated accounts in funds	*11,658*	*11,880*	*-222*	*- 1.9%*	*13,946*	*- 16.4%*
- Other segregated accounts	*11,716*	*10,869*	*+847*	*+ 7.8%*	*11,521*	*+ 1.7%*
Insurance policies (actuarial reserves)	21,452	20,278	+1,174	+ 5.8%	16,424	+ 30.6%
- Unit linked	*16,516*	*15,316*	*+1,200*	*+ 7.8%*	*11,254*	*+ 46.8%*
- Other policies	*4,936*	*4,962*	*-26*	*- 0.5%*	*5,170*	*- 4.5%*
United States	**23,706**	**21,856**	**+1,850**	**+ 8.5%**	**17,608**	**+ 34.6%**
Other international markets	**6,505**	**5,880**	**+625**	**+ 10.6%**	**3,755**	**+ 73.2%**
New Europe	**4,242**	**3,556**	**+686**	**+ 19.3%**	**2,296**	**+ 84.8%**
Total customer assets under management	**123,047**	**117,437**	**+5,610**	**+ 4.8%**	**105,376**	**+ 16.8%**
Note:						
Assets in mutual funds	105,021	100,502	+4,519	+ 4.5%	87,597	+ 19.9%
- Securities funds distributed in Italy [3]	*70,308*	*68,735*	*+1,573*	*+ 2.3%*	*63,613*	*+ 10.5%*
- Other mutual funds	*34,713*	*31,767*	*+2,946*	*+ 9.3%*	*23,984*	*+ 44.7%*

Note: [1] Including funds underlying structured securities.
[2] Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.
[3] Assogestioni standard

In Italy, assets rose by 2.8% over year-end, to €88.6 billion (up by 8.4% over March 2003).

During the first quarter, there was an increase in all major asset management products. Actuarial reserves for life insurance policies rose by 5.8% over December 2003 and by 30.6% over the same period of the previous year due primarily to unit-linked policies. On the other hand, both traditional segregated accounts and those with guaranteed principal rose by 2.7% over December, while mutual funds that were placed directly (which also benefited from the contribution of funds issued in support of structured securities) rose by 1.5% for the quarter and by 9.9% over March 2003 levels.

In the Bancassurance area, the Group's new business totalled €1,210 million for the first quarter of 2004, representing a 31% decrease in the same business from the first quarter of 2003 due to the strong boost given to that area at the beginning of 2003.

Related market share figures confirmed the Group's leading position:

- for unit-linked policies, market share was 57.36% (53% in December 2003) of the Bancassurance market and 43.16% (39.7% in December 2003) of the market overall;
- for the total, market share was 14.60% (16.1% in December 2003) of the Bancassurance market and 10.52% (12.3% in December 2003) of the market overall.

Mutual fund assets (as recorded by Assogestioni) rose by 2.3% for the quarter despite an outflow of €115 million, while market share rose to 13.49% from 13.39% at the end of December 2003.

In other markets where the Group has a presence through Pioneer Investments, and where it works independently with several banks in New Europe, particularly impressive results were achieved.

The American division's positive sales performance continued for the first three months of 2004 with net sales of €596 million. These results were achieved primarily due to the placement of the closed-end fund Pioneer Tax Advantage Balanced and insurance funds (variable annuities). Assets in this division totalled €23,706 million, which was up by 8.5% over the beginning of the year and by 34.6% over the twelve-month period.

The International Division reported a net inflow of €350 million for the first quarter due to sales made by the Alternative Investment Division and results achieved in countries in the European area (in particular, France and Spain) and Latin America. Assets totalled €6,505 million with an increase of 10.6% for the quarter and 73% over March 2003.

Pioneer's New Europe division had total inflows of €171 million. The main contribution to the division's results continued to come from Poland; there was also a positive contribution from Slovakia and Bulgaria. Assets under management (including the share of Koç Bank and Zagrebacka Banka), which are centred mainly in Poland, reached €4,242 million, which was up by 19.3% from the beginning of the year and by 85% over the same quarter of the previous year.

Pioneer's Alternative Investments Division further strengthened the trend with inflows for all three months of over €430 million (data for inflows and assets under management are already included in the data for the various business areas). This was primarily due to the placement of funds in the Momentum family and results achieved by the Italian asset management company. Assets in the Pioneer group's hedge funds totalled €2,943 million, up by 20.2% from the beginning of the year.

SECURITIES PORTFOLIO AND INTERBANK POSITION

During the quarter there was an increase of about €4.6 billion in "structural liquidity" bringing this measure to the level of March 2003 despite the acquisition of the mortgage division of Abbey National Bank of Italy. This increase was due to the rise of direct deposits (up by €2.6 billion for the quarter) and free capital (up by €700 million), while the remaining €1.3 billion increase was due to changes in the balance of other items. The higher liquidity levels were reflected in an increase in the securities portfolio of about €7.2 billion, which was partially offset by a reduction of €2.6 billion (primarily in loans) in the interbank balance.

(€ million)

	AMOUNTS AT		CHANGE FROM 31.12.2003		AMOUNTS AT	% CHANGE FROM
	31.03.2004	31.12.2003	AMOUNT	%	31.03.2003 Restated	31.03.2003 Restated
Investment and trading securities	**36,760**	**29,527**	**+ 7,233**	**+ 24.5%**	**32,717**	**+ 12.4%**
Investment securities	*10,558*	*11,271*	*- 713*	*- 6.3%*	*13,870*	*- 23.9%*
Trading securities	*26,202*	*18,256*	*+ 7,946*	*+ 43.5%*	*18,847*	*+ 39.0%*
Interbank balance	**-14,095**	**-11,469**	**- 2,626**	**+ 22.9%**	**-9,561**	**+ 47.4%**
Loans to banks	*30,486*	*32,783*	*- 2,297*	*- 7.0%*	*29,395*	*+ 3.7%*
Due to banks	*44,581*	*44,252*	*+ 329*	*+ 0.7%*	*38,956*	*+ 14.4%*
Structural liquidity	**22,665**	**18,058**	**+ 4,607**	**+ 25.5%**	**23,156**	**- 2.1%**

Operating Structure

EMPLOYEES

As at 31 March 2004 there was a total of 69,148 employees at the banks and companies of the UniCredito Italiano Group consolidated in the accounts using the line-by-line method, including the Turkish Group Koç Finansal Hizmetler, which consolidates using the proportional method. This represents an increase of 86 employees from 31 December 2003.

This increase was due to the combined effect of the following:

- a decrease of 219 employees in the New Europe Division, primarily due to the implementation of the plan to reduce staff at the Pekao Group, which benefited from the implementation of other organisational measures;
- an increase of 305 employees at all domestic locations, which was largely due to the expansion of the sales force at Clarima Banca and UniCredit Xelion Banca, and the expansion of specialist, governance, business, coordination and planning positions at the Parent Company and ancillary companies that support the entire Group.

EMPLOYEES	31.03.2004	% OF TOTAL	31.12.2003 Restated	31.03.2003 Restated	ABSOLUTE CHANGE FROM 31.12.2003	ABSOLUTE CHANGE FROM 31.03.2003
Retail	25,727	37.2%	25,705	25,384	+ 22	+ 343
Corporate & Investment Banking	6,356	9.2%	6,320	6,148	+ 36	+ 208
Private Banking & Asset Management	3,637	5.3%	3,518	3,399	+ 119	+ 238
New Europe Division	27,820	40.2%	28,039	28,723	- 219	- 903
Parent company and other companies	5,608	8.1%	5,480	5,382	+ 128	+ 226
Total Group employees	**69,148**	**100.0%**	**69,062**	**69,036**	**+ 86**	**+ 112**

BRANCHES

At the end of the quarter the Group had 4,491 branches, down by 72 units from the beginning of the year and by 57 from the end of March 2003. This reduction was largely due to the implementation of the first phase of the plan to rationalise and optimise UniCredit Banca's distribution network, which led to a reduction of 70 branches (71 closures and one opening) during these first three months.

BRANCHES	31.03.2004	% OF TOTAL	31.12.2003	31.03.2003 Restated	ABSOLUTE CHANGE FROM 31.12.2003	ABSOLUTE CHANGE FROM 31.03.2003
Retail	2,828	63.0%	2,898	2,896	- 70	- 68
Corporate & Investment Banking	211	4.7%	214	213	- 3	- 2
Private Banking and Asset Management Division	164	3.6%	162	162	+ 2	+ 2
New Europe Division	1,280	28.5%	1,281	1,269	- 1	+ 11
Parent company and other companies	8	0.2%	8	8		
Total Group branches	**4,491**	**100.0%**	**4,563**	**4,548**	**- 72**	**- 57**

When preparing the above plan, which is aimed at making UniCredit Banca's presence consistent with the potential in the area, an attempt was made to classify provinces by area and place them in a priority order on the basis of key parameters. At the same time, branches were classified taking into account internal and external growth potential. The results of this analysis will make it possible to guide the location of new branch openings based on the potential to develop the target customer base, and to identify opportunities for rationalising, specialising and closing certain branches, according to the branch network optimisation plan. In addition, the methods for providing coverage of the area will be assessed in terms of mix of formats and distribution models in order to make the best use of the opportunities and synergies resulting from the S3 Project.

THE FINANCIAL CONSULTANT NETWORK

At the end of March, the Group's network consisted of 2,481 consultants, up by 57 consultants from the beginning of the year, and by 4 consultants from March 2003 on a restated basis (the

latter included 747 ING consultants, which subsequently dropped to 699 at the end of December when the acquisition was finalised). The increase for the quarter was due to the rise in the number of consultants at Xelion-Doradcy Finansowi SP.ZO.O., which is equally owned by Pekao and UniCredito and falls under the New Europe Division, and was created to export the experience of the subsidiary Xelion.

CALL CENTRE

At the end of the first quarter of 2004, there were 473,502 subscribers (up by 25% over the first quarter of the previous year), while 22,573 customers had used the service during the same quarter.

With regard to the Telephone Banking service, there was a 40% increase in the number of overall calls (i.e., calls handled by automated answering machines and operators) over the same quarter of the previous year. The percentage of calls answered by operators rose from 31% to 38%. Calls with requests for information on bank products and services rose by 91,000 confirming the trend, which has been developing for some time, of the greater commercial value of the telephone channel. In particular, for the first three months of the current year, a considerable portion of the increase was due to the "Genius" service.

In the first quarter, automated calls were up by 5,000 (an increase of 20%) over the same period of the previous year, there were 2,000 new securities transactions (an 11% increase) representing a 20% rise in the value of transactions performed (up by €13 billion), bank transfers were up by 8%, the number of bill orders more than tripled, and there was an increase of 1,600 cell phone recharges (this service was not available the first three months of the previous year). These increases occurred despite the dramatic shift towards the Internet channel, which is more economical.

Recently we have seen the direct confirmation of the above for Internet banking with a 10% increase in calls answered by the help desk.

INTERNET BANKING

The continual enhancement of available functions (e.g., bill payment, the KILOVAR portfolio simulator and comparison of risk profile to portfolio held) and continual updating of the UniCredit Banca site have contributed to the development of the Internet banking channel. In fact, there are now over 709,000 subscribers compared to 673,000 as at 31 December 2003 (up by 5.3%). Of the increase over 31 December 2003, 26,490 subscribers were individuals and 9,500 were business customers. During the first quarter, Internet Banking was used by customers for 60% of securities transactions valued at €2,775 billion, and there were 660,000 payment transactions valued at over €681 million.

Retail Division

After the transfer of TradingLab Banca to the Corporate Division, the Retail Division is made up of banks with strong distribution capabilities such as UniCredit Banca, Banca dell'Umbria and Cassa Risparmio Carpi (the latter two have a significant presence in their reference areas) and specialised banks such as Clarima, which focuses on consumer credit and marketing credit cards through direct and partnership channels; and UniCredit Banca per la Casa, which recently grew due to the acquisition of Abbey National Bank Italia (ANBI) and UniCredit Banca's sale of the division of medium-term loans and mortgages distributed by the Tecnocasa network, which provides medium-term loans, mortgages and products for households directly and through network alliances.

MAIN COMPANIES

RETAIL DIVISION FIGURES AS AT 31 MARCH 2004	PERCENTAGE OWNERSHIP %	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
UniCredit Banca	100.00	66,486	115	71.8	23,986	2,684
Banca dell'Umbria	96.46	4,658	9	58.6	764	89
CR Carpi	99.92	1,190	4	58.4	327	40
UniCredit Banca per la Casa	100.00	8,387	8	59.0	353	15
Clarima	100.00	1,962	2	56.4	294	-

During the first quarter, the Division's net interest income was €562 million (up by 4.3% over the fourth quarter of 2003, but down by 11.8% from March 2003 on a restated basis) remaining relatively stable despite the significant reduction in rates (one-month Euribor was down by 57 basis points from March 2003 to March 2004) and resulting tightening of spread. The interest rate effect was partially offset by increased loan volume: loans rose by over 20% from March 2003 to €50,126 million, with a particular boost in the medium and long-term component due to loan volume transferred from ANBI and the significant number of medium-term loans and mortgages provided to individuals (about €1.9 billion for the quarter). Direct funding totalled €64,136 million (up by 10.6% over March, and up by 6.5% over December), of which over €40,800 million consisted of deposits, which were up by 4.6% year on year.

Net non-interest income (trading profits, commissions and other net income) totalled €457 million (down by 7.1% from the previous March on a restated basis). The trend was primarily the result of net commissions, the reduction of which (down by 13% from the first quarter of 2003) reflects a shift in composition in line with the Division's strategies: the recurring portion of commissions rose, while one-time, up-front fees declined. To be specific, as compared to the previous period, commissions on funds placed directly and on the acceptance of trading instructions remained steady; and there was a reduction in revenues from placements due to a policy to carefully select issuing companies based on the best rating levels given recent market events; and commissions from assets under management were down. Indirect funding performed well, with a substantial increase (up by 9.1% over March 2003) to €121,529 million, including

over €68 billion in assets under administration, which rose by 12% over the same period of the previous year, and over €53 billion in assets under management, which rose by 5.7% primarily due to increases in commissions on direct funds and bancassurance business. Other net income was up slightly (€151 million representing a 1.3% increase year on year), and trading profits totalled €4 million compared to a loss of €4 million for the first quarter of 2003.

(€ million)

PROFIT AND LOSS ACCOUNT

RETAIL DIVISION	Q1 2004	2003 Restated Q4	Q3	Q2	Q1	% CHANGE FROM 1ST QTR '03
Net interest income	562	539	563	600	637	- 11.8%
Trading profit (loss)	4	4	8	11	-4	n.s.
Commissions and other net income	453	487	497	510	496	- 8.7%
Total revenues	**1,019**	**1,030**	**1,068**	**1,121**	**1,129**	**- 9.7%**
Payroll costs	-388	-378	-381	-375	-378	+ 2.6%
Other expenses, amortisation and depreciation	-335	-339	-343	-355	-333	+ 0.6%
Operating expenses	**-723**	**-717**	**-724**	**-730**	**-711**	**+ 1.7%**
OPERATING PROFIT	**296**	**313**	**344**	**391**	**418**	**- 29.2%**
Provisions and net writedowns	-62	-125	-75	-64	-53	+ 17.0%
Extraordinary income (charge) - net	-9	10	-5	-8	-5	+ 80.0%
Income tax for the period	-98	-118	-120	-158	-159	- 38.4%
NET PROFIT FOR THE PERIOD	**127**	**80**	**144**	**161**	**201**	**- 36.8%**
of which: - Group portion of net profit	*127*	*82*	*143*	*162*	*198*	*- 35.9%*
Cost/Income Ratio	**71.0%**	**69.6%**	**67.8%**	**65.1%**	**63.0%**	

Total revenues were €1,019 million, which was down by 1.1% from the fourth quarter of 2003 (down by 9.7% from March 2003 on a restated basis).

Operating expenses totalled €723 million (up by 1.7% from €711 million in March 2003 on a restated basis). This increase was primarily due to payroll costs (up by 2.6% to €388 million), and resulted from staff increases at Clarima and UBCasa (of over 300 employees) owing to the sharp rise in their related operations and the acquisition of ANBI, as well as charges connected with completing the implementation of the national collective bargaining agreement. Growth was less pronounced in other administrative expenses and writedowns of tangible and intangible fixed assets, all of which totalled €335 million (up by 0.6% over the first quarter of 2003).

Thus, operating profit was €296 million, which was down by 5.4% from the previous quarter and by 29% from the first quarter of 2003.

Provisions and net writedowns rose to €62 million (compared to €52 million in March 2003) due to increased lending operations and a slight deterioration in credit quality as a result of the economic situation. However, there was a net decline in this aggregate from the fourth quarter of 2003

(when it totalled €125 million) since there were no extraordinary provisions (including those for the redemption of Cirio bonds), and there was a reduction in the percentage of loan restructuring transactions carried out by UniCredit Banca during the previous period. Net profit for the period totalled €127 million (up by 58.8% over the previous quarter and down by 36.8% from March of the previous period) after deducting extraordinary losses (primarily for staff separation bonuses) of €9 million and taxes of €98 million (representing 43.5% of earnings before taxes).

(€ million)

KEY BALANCE SHEET DATA, STAFF AND BRANCHES

RETAIL DIVISION	MARCH 2004	DEC '03 Restated	CHANGE FROM DEC. '03	MARCH '03 Restated	CHANGE FROM MARCH '03
KEY BALANCE SHEET DATA					
Loans to customers	**50,126**	**48,810**	**+ 2.7%**	**41,588**	**+ 20.5%**
Medium-term loans and mortgages	35,894	34,540	+ 3.9%	27,550	+ 30.3%
Other performing loans	13,219	13,310	- 0.7%	13,208	+ 0.1%
Non-performing loans	1,013	960	+ 5.5%	830	+ 22.0%
Assets administered for customers	**185,665**	**179,946**	**+ 3.2%**	**169,337**	**+ 9.6%**
Direct deposits	64,136	60,196	+ 6.5%	57,973	+ 10.6%
Indirect deposits	121,529	119,750	+ 1.5%	111,364	+ 9.1%
Indirect deposits under administration	*68,206*	*67,455*	*+ 1.1%*	*60,911*	*+ 12.0%*
Indirect deposits under management	*53,323*	*52,295*	*+ 2.0%*	*50,453*	*+ 5.7%*
STAFF AND BRANCHES					
Employees	25,727	25,705	+ 22	25,384	+ 343
Branches	2,828	2,898	- 70	2,896	- 68

Corporate and Investment Banking

The strong growth that is bolstering the American economy does not seem to be coming to our side of the Atlantic with the same impact. Although economic prospects have improved in Europe, it does not appear that growth rates over 1.5-2.0% will be possible this year. Furthermore, this average figure has to be analysed further given the significant regional differences hidden in the overall value.

To be specific, Italy seems to be having greater growth problems than its other EU partners and continues to report weak domestic demand and profitability problems for businesses whose losses are covered by using debt at a rate above the country's economic growth rate. In this economic climate, the prospect of an interest rate hike, which is implicit in the forward rates on the yield curve and driven by the re-emergence of inflationary pressures, only exacerbates the problems of the domestic economic situation.

MAIN COMPANIES						
CORPORATE & INVESTMENT BANKING FIGURES AS AT 31 MARCH 2004	**PERCENTAGE OWNERSHIP %**	**TOTAL ASSETS (€ MILLION)**	**NET PROFIT (€ MILLION)**	**COST/INCOME RATIO %**	**EMPLOYEES (NUMBER)**	**BRANCHES (NUMBER)**
UniCredit Banca d'impresa	100.00	54,647	136	28.7	3,727	208
UniCredit Banca Mobiliare	100.00	51,598	69	25.6	571	2
UniCredit Banca Mediocredito	92.23	5,092	5	63.4	246	1
TradingLab Banca	100.00	8,584	13	42.2	168	-
Locat	99.21	10,113	19	27.0	480	-

The problematic economic cycle in Italy has inevitably affected the quality of loans made by companies in the Corporate Division. For the first three months of the year, the rate of increase in bad and doubtful debts was greater than the growth rate of loans to customers due in part to the well known extraordinary events. However, the impact of this growth on the division's profit and loss account was still in line with forecasts, which had been drawn up giving full consideration to these cyclical problems.

(€ million)

PROFIT AND LOSS ACCOUNT						
	Q1	**2003 Restated**				**% CHANGE FROM**
CORPORATE & INVESTMENT BANKING	**2004**	**Q4**	**Q3**	**Q2**	**Q1**	**1ST QTR '03**
Net interest income	382	364	379	415	368	+ 3.8%
Trading profit (loss)	228	206	212	287	398	- 42.7%
Commissions and other net income	151	168	164	162	143	+ 5.6%
Total revenues	**761**	**738**	**755**	**864**	**909**	**- 16.3%**
Payroll costs	-133	-136	-131	-142	-136	- 2.2%
Other expenses, amortisation and depreciation	-111	-116	-121	-126	-114	- 2.6%
Operating expenses	**-244**	**-252**	**-252**	**-268**	**-250**	**- 2.4%**
OPERATING PROFIT	**517**	**486**	**503**	**596**	**659**	**- 21.5%**
Provisions and net writedowns	-107	-296	-107	-167	-71	+ 50.7%
Extraordinary income (charge) – net	1	-21	2	16	4	- 75.0%
Income tax for the period	-165	-62	-161	-159	-243	- 32.1%
NET PROFIT FOR THE PERIOD	**246**	**107**	**237**	**286**	**349**	**- 29.5%**
of which: - Group portion of net profit	*245*	*107*	*238*	*283*	*347*	*- 29.4%*
Cost/Income Ratio	**32.1%**	**34.1%**	**33.4%**	**31.0%**	**27.5%**	

The Corporate Division's net profit for the first three months totalled €246 million, which was down by €103 million or 29.5% from the first quarter of 2003. This sharp drop was entirely due to lower trading profits which were down by 42.7% or €170 million from the exceptional results for the first quarter of 2003. Excluding this revenue component, there was an increase in other income performance. Net interest income, which was driven by the strong increase in loans to

customers (up by 11.8% over March 2003) rose by 3.8%, while commissions and other net income rose by 5.6% during the period.

There was also a significant improvement from the first quarter of 2003 with regard to operating expenses (down by 2.4%). Despite the increase in headcount (up by 208), related expenses declined by 2.2%, and other expenses, depreciation and amortisation were also down (by 2.6%). Although higher than twelve months earlier, the cost/income ratio (32.1%) remained at a very modest level and was especially impressive in the context of the Italian loan sector.

(€ million)

KEY BALANCE SHEET DATA, STAFF AND BRANCHES

CORPORATE & INVESTMENT BANKING	MARCH 2004	DEC '03 Restated	CHANGE FROM DEC. '03	MARCH '03 Restated	CHANGE FROM MARCH '03
KEY BALANCE SHEET DATA					
Loans to customers	**61,924**	**63,442**	**- 2.4%**	**55,378**	**+ 11.8%**
UniCredit Banca d'Impresa	45,747	47,648	- 4.0%	39,976	+ 14.4%
Other companies	16,177	15,794	+ 2.4%	15,402	+ 5.0%
Loan quality	**61,924**	**63,442**	**- 2.4%**	**55,378**	**+ 11.8%**
Performing loans	60,117	61,848	- 2.8%	54,004	+ 11.3%
Non-performing loans	1,054	987	+ 6.7%	870	+ 21.1%
Doubtful loans and other bad and doubtful debts	753	607	+ 24.1%	504	+ 49.4%
Direct customer deposits	**23,620**	**27,355**	**- 13.7%**	**19,884**	**+ 18.8%**
Repos	8,857	12,563	- 29.5%	7,604	+ 16.5%
Other amounts due to customers and securities issued	14,763	14,792	- 0.2%	12,280	+ 20.2%
STAFF AND BRANCHES					
Employees	6,356	6,320	+ 36	6,148	+ 208
Branches	211	214	- 3	213	- 2

Non-performing loans rose by 21.1% over the twelve-month period in the Corporate Division, while doubtful loans and other types of bad and doubtful debts increased by 49.4% (during the same period, performing loans rose by 11.3%). While it is true that this figure reflects the sharp increase at the end of the previous year, which was partly due to a limited number of "extraordinary" events, during the first three months of the year there was still an increase in the rate of deterioration of the loan portfolio. However, to cover this deterioration, writedowns of loans and provisions for guarantees and commitments were made totalling €138 million (up by €52 million over the first quarter of 2003). Net of write-backs, which remained nearly constant for the two periods, and including provisions for risks and charges in the computation, the impact of the writedown policy on the profit and loss account at division level was €107 million, which was €36 million higher than the amount reported for the first quarter of the previous year.

Private Banking and Asset Management Division

As at 31 March 2004, the Private Banking and Asset Management Division had approximately €159 billion in financial investments under management and administration representing an increase of over €7 billion since the end of 2003 (up by about €22 billion over the last 12 months), which was a half point increase in the managed component (now at 81.5%), and within this amount, a reduction in the bond component and a higher percentage of hedge funds.

The increase in assets, which also benefited from the performance of financial markets, was the result of net inflows in all the Division's business units.

Specifically:

- Pioneer reported net inflows of about €1.4 billion, with inflows in all its divisions, and net sales in the United States of about $750 million;
- UniCredit Private Banking achieved a net inflow of about €900 million, and continued, among other things, the positive trend in alternative products;
- Xelion confirmed its leading role in the sector with total inflows of €487 million.

MAIN COMPANIES

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION FIGURES AS AT 31 MARCH 2004	PERCENTAGE OWNERSHIP %	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
UniCredit Private Banking	100	4,222	14	66.1	1,150	155
Gruppo Pioneer Global Asset Management	100	1,725	40	68.2	1,810	-
UniCredit Xelion Banca	100	1,320	-14	n.s.	207	-

With regard to income, the Division ended the first quarter of 2004 with a Group portion of net profit totalling €67 million after provisions of €30 million for applicable taxes and duties.

Net profit was up over the corresponding period of 2003 (up by about 5%) and, to a much larger degree (about 50%) over the fourth quarter of 2003, which was affected by significant prudent provisions for future risks and charges.

The Division's operating profit was significantly higher (up by 22%) than the first quarter of 2003, but down slightly from the fourth quarter of 2003 (down by about 4%).

The main components are broken down below.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING & ASSET MANAGEMENT	Q1 2004	2003 Restated Q4	Q3	Q2	Q1	% CHANGE FROM 1ST QTR '03
Net interest income	26	24	23	24	23	+ 13.0%
Trading profit (loss)	-	1	1	2	-1	- 100.0%
Commissions and other net income	258	276	255	245	225	+ 14.7%
Total revenues	**284**	**301**	**279**	**271**	**247**	**+ 15.0%**
Payroll costs	-87	-79	-77	-86	-79	+ 10.1%
Other expenses, amortisation and depreciation	-97	-118	-88	-92	-86	+ 12.8%
Operating expenses	**-184**	**-197**	**-165**	**-178**	**-165**	**+ 11.5%**
OPERATING PROFIT	**100**	**104**	**114**	**93**	**82**	**+ 22.0%**
Provisions and net writedowns	-2	-32	-2	-7	-3	- 33.3%
Extraordinary income (charge) - net	-	1	-4	3	6	- 100.0%
Income tax for the period	-30	-26	-31	-30	-22	+ 36.4%
NET PROFIT FOR THE PERIOD	**68**	**47**	**77**	**59**	**63**	**+ 7.9%**
of which: Group portion of net profit	*67*	*45*	*76*	*62*	*64*	*+ 4.7%*
Cost/Income Ratio	**64.8%**	**65.4%**	**59.1%**	**65.7%**	**66.8%**	

Total revenues for the first quarter of 2004 were €284 million representing an increase of 15% (about 17% at constant exchange rates) over the corresponding period of 2003.

Net interest income was up by about €3 million or 13% as a result of the tightening of spreads, which was more than offset by an increase in deposit volume and the lower borrowing cost for the US subsidiary of Pioneer.

The significant increase in commissions and other net income (up by €33 million or 14.7%, or 16.7% at constant exchange rates) was primarily due to:

- An increase in average assets managed by Pioneer (up by 17.2% at current exchange rates and by about 19% at constant exchange rates) accompanied by improved asset mix;
- Higher management and trading fees for UniCredit Private Banking as a result of higher assets under management and the commencement of new advisory services for assets under administration which more than compensate for the lower income on sales activities;
- Improved productivity of Xelion financial consultants; assets per consultant increased from about €3.5 to 5 million; and Xelion's standard terms and conditions now apply to former ING consultants resulting in a lower average pay-out.

The reduction in this item from the last quarter of 2003 was largely due to the posting of performance-related commissions at the end of the year as required by fund regulations.

Operating expenses, including amortisation and depreciation of €7 million, totalled €184 million representing an 11.5% increase over the first quarter of 2003 (up by about +14% at constant exchange rates).

This increase was primarily due to charges and investments made for the purpose of developing, integrating and restructuring the Division's businesses.

Higher payroll costs (up by about 10% at current exchange rates and by 13% at constant exchange rates) reflect changes in staff during the period.

Over the last twelve months, the Division's employees increased by 238 (up by 119 from the beginning of the year) in order to bring staff numbers up to force and launch new services for customers of UniCredit Private Banking, reinforce staff levels in Pioneer's investment management and New Europe areas and to hire staff under temporary contracts at Xelion to assist with the migration of customers of former ING financial consultants to the Group's platform.

Other administrative expenses, amortisation and depreciation rose by 12.8% (up by about 15% at constant exchange rates) primarily due to the higher percentage of costs for the integration and recruiting of financial consultants as well as planning expenses.

The Division's cost-to-income ratio was 64.8% which was a considerable improvement over the same period of the prior year and the fourth quarter of 2003.

(€ million)

KEY BALANCE SHEET DATA, STAFF AND BRANCHES

PRIVATE BANKING & ASSET MANAGEMENT	MARCH 2004	DEC '03 Restated	CHANGE FROM DEC. '03	MARCH '03 Restated	CHANGE FROM MARCH '03
Divisions assets under administration	**159,000**	**151,600**	**+ 4.9%**	**137,200**	**+ 15.9%**
UniCredit Private banking					
Assets under administration	38,825	37,566	+ 3.4%	35,762	+ 8.6%
Number of client managers	568	563	+ 5	557	+ 11
Assets under administration per client manager	68,4	66,7	+ 2.4%	64,2	+ 6.5%
UniCredit Xelion Banca					
Number of financial consultants	2,159	2,253	- 94	2,461	- 302
Assets under administration per financial consultant	4,9	4,6	+ 6.5%	3,5	+ 40.0%
Pioneer Investments					
Assets under management	**124,308**	**119,118**	**+ 4.4%**	**106,094**	**+ 17.2%**
- Italy	91,277	88,806	+ 2.8%	83,057	+ 9.9%
- United States	23,706	21,856	+ 8.5%	17,608	+ 34.6%
- International	6,505	5,880	+ 10.6%	3,755	+ 73.2%
- Nuova Europa	2,820	2,576	+ 9.5%	1,674	+ 68.5%

New Europe Division

MAIN COMPANIES

NEW EUROPE DIVISION FIGURES AS AT 31 MARCH 2004	PERCENTAGE OWNERSHIP %	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES (NUMBER)	BRANCHES (NUMBER)
Pekao Group (Poland)	53.05	12,978	61	54.9	16,416	793
Zagrebacka Banka Group (Croazia and Bosnia Erzegovina)	81.91	7,715	29	53.1	4,993	193
Koç Finansal Hizmetler Group (*) (Turkey)	50.00	2,733	15	43.4	1,845	74
Bulbank (Bulgaria)	85.20	1,555	10	37.5	1,990	92
Zivnostenska Banka (Czech Republic)	96.48	1,541	3	81.2	807	30
Unibanka (Slovakia)	77.21	1,236	3	64.7	1,053	69
Unicredit Romania (Romania)	99.88	206	1	76.5	599	29

(*) Group companies are consolidated on a proportional basis. Data provided are for the actual contribution to UniCredito's consolidated position.



POLAND 793
CZECH REP. 30
SLOVAKIA 69
TURKEY 74
BULGARIA 92
ROMANIA 29
BOSNIA HERZEGOVINA 65
CROATIA 128
193

THE BUSINESS ENVIRONMENT

In the first quarter of 2004, despite fears that a recovery would not meet expectations for European Union member states, all countries in the region reported the strengthening of expansionary trends. Poland's growth was particularly robust with GDP up by 5.3% on an annual basis for the first quarter. In the Czech Republic, first quarter estimates show growth of 3% with a sharp rise in exports. Exports again supported the good performance of the Slovak economy due also to the growing international competitiveness of the country and increased investments. As projected, Turkey and Romania continued to post impressive results in terms of macroeconomic stability and short-term growth. Croatia's performance was not as impressive due to a gradual slowdown caused by restrictive fiscal and monetary policies aimed at reducing imbalances in the country's current account.

DIVISIONAL RESULTS

Against this positive macroeconomic backdrop, the results of the foreign banks for the first quarter of 2004 were significantly better than the same period of the previous year. Nearly all banks in the division contributed to this improvement, but the major increases were achieved by Koç, Zagrebacka and Pekao (the Division's main bank). Despite a drop in net interest income due primarily to a further reduction in deposit income, the latter was able to achieve a 13% increase in net profit due to an improved macroeconomic environment and a careful process for making loans and controlling risks.

(€ million)

PROFIT AND LOSS ACCOUNT (AT CONSTANT EXCHANGE RATES)

NEW EUROPE DIVISION	Q1 2004	2003 Restated Q4	2003 Restated Q3	2003 Restated Q2	2003 Restated Q1	% CHANGE FROM 1ST QTR '03
Net interest income	259	264	267	264	251	+ 3.2%
Trading profit (loss)	36	23	18	37	32	+ 12.5%
Commissions and other net income	115	128	132	115	89	+ 29.2%
Total revenues	**410**	**415**	**417**	**416**	**372**	**+ 10.2%**
Payroll costs	-112	-116	-110	-114	-106	+ 5.7%
Other expenses, amortisation and depreciation	-108	-128	-110	-113	-106	+ 1.9%
Operating expenses	**-220**	**-244**	**-220**	**-227**	**-212**	**+ 3.8%**
OPERATING PROFIT	**190**	**171**	**197**	**189**	**160**	**+ 18.8%**
Provisions and net writedowns	-33	-69	-36	-38	-35	- 5.7%
Extraordinary income (charge) - net	2	11	3	5	14	- 85.7%
Income tax for the period	-41	-22	-40	-40	-41	-
NET PROFIT FOR THE PERIOD	**118**	**91**	**124**	**116**	**98**	**+ 20.4%**
of which: Group portion of net profit	*82*	*68*	*91*	*84*	*66*	*+ 24.2%*
Cost/Income Ratio	**53.7%**	**58.8%**	**52.8%**	**54.6%**	**57.0%**	

In terms of revenues, net interest income rose by 3% over the first quarter of 2003 at constant exchange rates due to a rise in deposit volume and in loans to customers (up by 1%). Net commissions rose by 23% confirming the excellent sales capabilities of all banks in the Division. Trading profits were up, as was other net operating income due in part to the lower monetary adjustment in Turkey.

Tight cost controls adopted by the banks were reflected in a modest increase in operating expenses (up by 4%), which was largely due to an increase in payroll costs (up by 6%) caused by a rise in the variable portion of compensation and allowances in Turkey to adjust pay for the high level of inflation. Writedowns of fixed assets rose by 7% due to the high level of investments with a long-term useful life, while other administrative expenses remained largely unchanged. In terms of efficiency, the cost-income ratio was 53.7%, which was a substantial improvement from the first quarter (56.8%) and compared to all of 2003 (55.8%).
Operating profit for the Division was €190 million, up by 18.8% at constant exchange rates and on an equivalent basis.

The careful management of credit risk resulted in a reduction in provisions and writedowns (down by 6%) and substantially better loan quality.

The optimisation of the tax position, which was offset by the sharp reduction in extraordinary income (down by 86%), resulted in the division's net profit of €118 million (up by 20%), of which €82 million was the Group portion (up by 24%).

(€ million)

KEY BALANCE SHEET DATA, STAFF AND BRANCHES

NEW EUROPE DIVISION	MARCH 2004	DEC '03 Restated	CHANGE FROM DEC. '03	MARCH '03 Restated	CHANGE FROM MARCH '03
KEY BALANCE SHEET DATA					
Loans to customers (at constant exchange rates)	**12,076**	**11,910**	**+ 1.4%**	**11,936**	**+ 1.2%**
Pekao Group	5,183	5,157	+ 0.5%	5,911	- 12.3%
Other companies	6,893	6,753	+ 2.1%	6,025	+ 14.4%
Asset quality (at constant exchange rates)	**12,076**	**11,910**	**+ 1.4%**	**11,936**	**+ 1.2%**
Performing loans	11,114	10,889	+ 2.1%	10,863	+ 2.3%
Non-performing loans	394	395	- 0.3%	404	- 2.5%
Doubtful loans and other bad and doubtful debts	568	626	- 9.1%	669	- 15.1%
Customer direct deposits (at constant exchange rates)	**20,610**	**20,631**	**- 0.1%**	**20,321**	**+ 1.4%**
STAFF AND BRANCHES					
Employees	27,820	28,039	- 219	28,723	- 903
Branches	1,280	1,281	- 1	1,269	+ 11

Significant Events during the Period

The Group's corporate reorganisation

At the beginning of this year, the rationalisation of several of the Group's equity investments and assets continued with the goal of eliminating overlapping items, focusing businesses in keeping with the new divisional and segmental model and achieving greater synergies and cost savings.

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

Centralisation of portfolio management

The project to make Pioneer Investment Management SGRpA the hub of the business of providing individual portfolio management services (marketed by UniCredit Banca) on behalf of third parties was finalised effective 1 April 2004 with the latter's transfer of the relevant division. As a result of this centralisation, UniCredit Banca will be able to concentrate its resources on sales activities to improve its specialisation and competitive position.

Integration of ING

During the first quarter, the acquisition of the retail and private banking division of ING Bank's Italian branch was finalised, and the assets of the ING Sviluppo Finanziaria Group acquired in December were reallocated to the companies of the Division based on their respective businesses. Specifically:

- UniCredit Xelion Banca acquired the retail portion of the retail and private banking division of ING Bank's Italian branch, the network of financial consultants from Sviluppo Investimenti SIM (formerly ING Sviluppo Investimenti SIM), and the equity investment in XAA Agenzia Assicurative S.p.A. (formerly ING Agenzia Assicurativa) from Sviluppo Finanziaria S.p.A. (formerly ING Sviluppo Finanziaria) at a total cost of €42.8 million;
- UniCredit Private Banking S.p.A. acquired the private banking portion of the retail and private banking division of ING Bank's Italian branch;
- Pioneer Global Asset Management S.p.A., the sub-holding company in the asset management area, acquired 100% of PIXel Investment Management SGRpa (formerly ING Investment Management Italia SGRpA) from Sviluppo Finanziaria in order to maintain a company dedicated to promoting funds targeting the customers of former ING financial consultants, at a total cost of €28.2 million.

CORPORATE AND INVESTMENT BANKING

Factoring activities

The streamlining of the Group's factoring activities (carried out through UniCredit Factoring S.p.A. and Grifofactor S.p.A.) has begun. This project will make it possible to focus the business in keeping with the new division and segment model by centralising all operations into a single entity, UniCredit Factoring S.p.A. This company is wholly owned by UniCredit Banca d'Impresa, and reports to the Corporate Division through the latter with resulting cost synergies. From a corporate standpoint, the centralisation (which should be complete in October 2004) will be carried out

through the merger of Grifofactor, a wholly owned subsidiary of Banca dell'Umbria 1462 S.p.A., into UniCredit Factoring after all of Grifofactor's capital stock has been acquired.

Investment banking activities

In keeping with the new divisional model, it was also decided to integrate the Group's investment banking operations through the merger of its wholly owned subsidiary, TradingLab Banca S.p.A., into UniCredit Banca Mobiliare S.p.A. The goal of this project is to achieve better coordination of the above operations, and as a consequence, better results in terms of improved competitiveness and efficiency at Group level while maintaining the standards of service to customers and effective market risk management, which will be more standardised and consistent with the Group's risk measurement. This transaction should be completed by the end of July.

RETAIL DIVISION

Effective 1 May, UniCredit Banca S.p.A. absorbed Vivacity S.p.A., a wholly owned subsidiary. As a result of several factors, this company's business was no longer considered strategic for the company and especially for the bank. These factors included: the change in the macroeconomic situation in recent years and the change in the business priorities of UniCredit Banca from those defined during the period when the project was conceived to create Internet portals, as well as the type of services offered to Vivacity users (including UniCredit Banca customers).

RATIONALISATION OF IRISH COMPANIES

Under the programme to rationalise the Parent Company's wholly owned subsidiaries operating in Ireland in the banking and financial sector (in particular UniCredito Italiano Bank Ireland Plc, Cariverona Ireland Plc and CR Trieste Ireland Ltd), and in order to eliminate overlapping positions and achieve greater synergies, it was decided:

- To liquidate CR Trieste Ireland after repaying the €36 million capital contribution to UniCredit and distributing 2003 profit and reserves;
- To sell Cariverona Ireland to UniCredito Italiano Bank Ireland, again after repaying the €199 million capital contribution to UniCredit and distributing 2003 profit and reserves. This sale is connected to the use of Cariverona Ireland (which will be renamed UniCredit Ireland Financial Services Plc) as a company to support the Irish bank to perform financial transactions. At the same time, the capital endowment of UniCredito Italiano Bank Ireland will be increased from €635 to 878 million.

AGENCY TREASURY SERVICE

Finally, effective 1 April 2004, UniCredit Banca sold the administrative and accounting operations related to the Agency Treasury service to UniCredit Produzioni Accentrate S.p.A. (the Group's administrative service company). This transaction is a part of the project to rationalise operations in order to centralise the back office operations into UPA's dedicated structures.

Other corporate transactions

LOCAT PUBLIC OFFER

In order to acquire 100% of the capital stock of Locat, which was 94.90% owned at the end of 2003, at the beginning of February the Parent Company launched a Residual Public Offer for all the remaining outstanding shares of the company (26.3 million shares) and for all shares that could be issued during the offer period if options were to be exercised (equal to 2.5 million shares) at a unit price of €1.024.

For this offer, which was concluded on 5 March, a total of 25.7 million shares were delivered (for a total outlay of €26.4 million) increasing UniCredit's stake in Locat's capital to 99.21%. In addition to the above shares, a total of 50,090 shares encumbered until 4 September 2004 and 49,850 shares encumbered until 4 September 2005 were delivered, which, together with the encumbered shares already delivered for the public offer last August, will increase the stake in Locat to 99.52% upon the expiry of these encumbrances.

TRANSACTIONS IN NEW EUROPE

In January UniCredit sold to Simest (whose purpose is to invest in companies outside the European Union which are sponsored or partially owned by Italian companies) a 1.22% stake in Zivnostenska Banka d.d. for a total price of €2.5 million.

In February, Bulbank acquired 100% of Unileasing OOD, a leasing company (now called UniCredit Leasing Bulgaria EOOD) operating in Bulgaria, which in turn has a controlling interest in Unileasing Auto EOOD. This acquisition, which forms part of the strategy to develop lease-related business in New Europe, will allow Bulbank to immediately expand its operations in the local lease market which has strong growth potential.

Finally, in March UniCredito Italiano subscribed for the increase in capital of its subsidiary, UniCredit Leasing Romania, in an amount of about €3.6 million. The transaction was aimed at providing the subsidiary with the funds needed to support the growth of operations in order to continue the positive growth trend in recent years.

Other Information

ORDINARY SHAREHOLDERS' MEETING

On 4 May, the Ordinary Shareholders' Meeting was held. In addition to approving accounts and the distribution of dividends, it also authorised the acquisition of treasury shares, pursuant to Article 2357 of the Civil Code and Article 132 of the Unified Laws on Financial Intermediation (TUIF), up to a maximum of 190,000,000 ordinary UniCredit shares corresponding to 3% of capital stock. The purchases of capital stock (for the execution of which an allocation of €1 billion to the appropriate

reserve was approved) may take place one or more times over a period of eighteen months starting 1 July 2004, at the end of which the possibility of a potential reduction of capital stock can be assessed by a vote of an Extraordinary Shareholders' Meeting, through the cancellation of the shares acquired.

The Ordinary Shareholders' Meeting also approved the renewal of the company's Board of Auditors and confirmed the outgoing statutory auditors. Finally, the Shareholders' Meeting awarded the auditing assignment to the firm KPMG S.p.A. for 2004-2006.

EXTRAORDINARY SHAREHOLDERS' MEETING

The Extraordinary Shareholders' Meeting approved a new three-year incentive programme aimed at improving and strengthening performance in the medium term by awarding stock options and free UniCredit stock to Group staff.

Outlook

The year began with confirmation of the improved economic environment, but the dichotomy between Europe and the rest of the world continued. The worldwide economic cycle is in a growth phase due to steady recovery in the United States as well as the upturn in Japan and the growth boom in other Asian countries. On the other hand, the euro area is having difficulties recovering due to weak domestic demand accompanied by low export growth caused by the strengthening euro. Germany and Italy have the lowest growth rates in the area.

The dollar again strengthened slightly at the beginning of 2004 due in part to continued improvement in fundamentals, and stock markets confirmed their overall upward trend even though they are still experiencing relatively high volatility. Monetary policy in the United States terminated its expansionary strategy, and there are expectations that Fed Funds rates will be increased in the summer. A "wait and see" approach continues to prevail in the euro area.

Overall, the economic environment is cause for an overall positive outlook for 2004. Growth in world trade combined with a weakening euro against the dollar should lead to a recovery in exports in the euro area (including in Italy) and contribute to an improvement in business and household confidence levels, and thus also lead to a recovery in domestic demand. The approach of monetary policy in the euro area is expected to remain neutral with policy rates projected to stay the same for the rest of the year. Stock markets are projected to consolidate the gains achieved in 2003.

These assumptions, if confirmed, should have a positive impact on profits in the Italian banking industry and reinforce the recovery that began in 2003. Again in 2004, operating profit should grow due primarily to the significant contribution from services (as a result of the positive performance of financial markets), while growth in net interest income should remain modest in step with low rate levels.

In the context outlined above, and despite the fact that first quarter results were lower than the same period of the previous year, the Group is able to confirm its overall business and income growth targets for 2004.

To be specific:

- Net interest income is projected to rise due to higher volume, and especially in medium-term loans, mortgages, consumer finance and loans to small and medium-sized businesses;
- Net commissions will benefit from good performance projected in the managed component in terms of both volume and asset mix, and from a recovery of sales of insurance policies and the increase in the customer base;

If trends in the external environment meet expectations, tight cost containment and risk control policies should result in an improvement in performance over the previous period and bring the Group's cost-income ratio to an excellent level.

Milan, 12 May 2004

THE BOARD OF DIRECTORS

Chairman
SALVATORI

ManagingDirector/CEO
PROFUMO

Explanatory Notes

The consolidated quarterly report as at 31 March 2004, which is presented in restated form, was prepared on the basis of accounting principles and criteria adopted for the preparation of the consolidated accounts as at 31 December 2003.

For the consolidation, the reports as at 31 March 2004 of the Parent Company, and those provided by the companies, were used and were properly restated and adjusted to take into account consolidation requirements, and as necessary, modified to standardise them to Group accounting principles.

The quarter under review was considered as a separate period, and thus, the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which reporting did not completely reflect the applicability of items that were not accrued on a pro rata basis, such as, in particular, administrative expenses, the accounting figure was supplemented by budget-based estimates.

The provisions of the so-called tax consolidation scheme, which took effect this period, were also taken into account, and were reflected in the ability of companies with negative taxable income to recover corporate income tax.

The most significant inter-company balance sheet and profit and loss dealings were eliminated. Unreconciled amounts were posted respectively to other assets and liabilities and extraordinary income and charges.

This quarterly report is not audited by the external auditors.

Design: Rotella & Partners S.p.A.
Turin - Rome - Milan - London

Graphic composition:
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Printed by: Bertieri Istituto Grafico - Monza
June 2004

UniCredit